UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of March 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

I.	EDP Release – March 7, 2007: NOTICE TO CONVENE ANNUAL GENERAL SHAREHOLDERS’ MEETING

II.	EDP Release – March 8, 2007: EDP FINANCIAL RESULTS 2006

EDP – Energias de Portugal, S.A.

LISTED COMPANY

Praça Marquês de Pombal, no 12 - 1250-162 LISBOA

Registered with the Commercial Registry Office of Lisbon under no. 500697256 (prior 1805)

Company Tax Number 500697256

Share Capital: EUR 3.656.537.715

EDP – ENERGIAS DE PORTUGAL, S.A.

ANNUAL GENERAL SHAREHOLDERS’ MEETING

NOTICE TO CONVENE MEETING

In accordance with the law and the by-laws of EDP, pursuant to a request from the Executive Board of Directors, I hereby convene all Shareholders of EDP – Energias de Portugal, S.A., a listed company, with head offices at Praça Marquês de Pombal, no. 12, 1250-162 Lisbon, with the sole number of registration with the Commercial Registry Office of Lisbon and with the tax authorities 500.697.256, with the share capital of 3.656.537.715 Euros, to meet for the Annual General Shareholders’ Meeting, which will take place at the Hotel Ritz, room “Sala Magna”, located at Rua Castilho, no. 77-A, Lisbon, on April 12th, 2007, at 10 a.m., with the following

AGENDA

Point One – Resolve on the individual and consolidated accounts’ reporting documents for the 2006 financial year, including the sole management report, the individual accounts and the consolidated accounts, the annual report and the opinion of the General and Supervisory Board and the sole legal certification of the accounts.

Point Two – Resolve on the proposal for the allocation of profits in relation to the 2006 financial year.

Point Three – Resolve on the general appraisal of the management and supervision of the company, in accordance with article 455 of the Portuguese Companies Code.

Point Four – Grant authorization to the Executive Board of Directors for the acquisition and sale of own shares by EDP and subsidiaries of EDP.

EDP – Energias de Portugal, S.A.

LISTED COMPANY

Praça Marquês de Pombal, no 12 - 1250-162 LISBOA

Registered with the Commercial Registry Office of Lisbon under no. 500697256 (prior 1805)

Company Tax Number 500697256

Share Capital: EUR 3.656.537.715

Point Five – Grant authorization to the Executive Board of Directors for the acquisition and sale of own bonds by EDP and subsidiaries of EDP.

Point Six – Resolve on the election of members of corporate bodies.

Point Seven – Resolve on the appraisal, for consultation purposes, of the statement issued by the Remuneration Committee of the General and Supervisory Board in relation to the policy of remuneration of the members of the Executive Board of Directors.

INFORMATION TO SHAREHOLDERS

REQUIREMENTS FOR PARTICIPATION IN THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

a)	According to article 14/1 of the by-laws of EDP, only Shareholders with the right to vote may attend the General Shareholders’ Meeting, without prejudice of the right of joining votes as provided for in the law;

b)	To each share corresponds one vote;

c)	Shareholders can only intervene in the General Meeting, in person or through a representative, or exercise their voting rights by correspondence, by courier or by electronic means, if such Shareholders hold shares in EDP since, at least, the fifth business day prior to the date of the General Meeting and provided that they keep such capacity until the term of said General Meeting;

d)	The representation of a Shareholder is made through a letter, duly signed, delivered to the Chairman of the General Shareholders’ Meeting, by no later than 5 p.m. of the day before the day preceding the date scheduled for the General Meeting, and mailed to the head office located at Praça Marquês de Pombal, no. 12, 1250-162 Lisbon;

e)	Evidence of the ownership of the shares must be delivered to the Chairman of the General Shareholders’ Meeting, at the head office, at least five business

EDP – Energias de Portugal, S.A.

LISTED COMPANY

Praça Marquês de Pombal, no 12 - 1250-162 LISBOA

Registered with the Commercial Registry Office of Lisbon under no. 500697256 (prior 1805)

Company Tax Number 500697256

Share Capital: EUR 3.656.537.715

days in advance of the date of the General Meeting, by means of a statement issued and certified by the financial intermediary responsible for the registry of the shares, which must mention that the relevant shares are registered in the account of the relevant Shareholder since, at least, the fifth business day prior to the date of the General Meeting and that such shares are blocked until the term of the General Meeting.

EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE

f)

Pursuant to article 22 of the Portuguese Securities Code and to article 14 of the by-laws of EDP, Shareholders entitled to intervene in the General Meeting may also exercise their voting rights by correspondence on each of the points of the Agenda, through a letter signed with a signature identical to that contained in the Identification Card, addressed to the Chairman of the General Shareholders’ Meeting, by registered courier with acknowledgment of receipt, and mailed to the head office by no later than April 2nd, 2007. In the same envelop the Shareholder should include a legible copy of the Identification Card of the signatory.

g)

Shareholders entitled to intervene in the General Meeting may also exercise their voting rights by correspondence through electronic means; for such purpose, Shareholders must express such intention to the Chairman of the General Shareholders’ Meeting, at the head office or through EDP’s website (www.edp.pt), by no later than April 2nd, 2007; subsequently, Shareholders will receive a registered letter, mailed to the address included in the statement of the financial intermediary responsible for the registry of the securities, incorporating the e-mail address to use for the exercise of their voting rights and a password which must be mentioned in the e-mail message through which each Shareholder may exercise, by no later than April 10th, 2007, its voting right.

EDP – Energias de Portugal, S.A.

LISTED COMPANY

Praça Marquês de Pombal, no 12 - 1250-162 LISBOA

Registered with the Commercial Registry Office of Lisbon under no. 500697256 (prior 1805)

Company Tax Number 500697256

Share Capital: EUR 3.656.537.715

INFORMATION AVAILABLE TO SHAREHOLDERS AT THE HEAD OFFICE

The relevant documents and information with respect to the points of the Agenda will be made available to Shareholders for consultation purposes by March 28th, 2007, at EDP’s head office and website (www.edp.pt).

Lisbon, March 7th, 2007

The Vice-Chairman of the General Shareholders’ Meeting

(Dr. António Campos Pires Caiado)

Financial Results

2006

Investor Relations Department

Miguel Viana, Head of IR

Pedro Rei

Elisabete Ferreira

Ricardo Farinha

Phone: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

Reuters:       EDP.LS / EDP.N

Bloomberg: EDP PL / EDP US

Lisbon, 8 March 2007

EDP - Energias de Portugal, S.A.     Headquarters: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal

2006 Performance	- 3 -

EDP Share Performance	- 4 -

Consolidated Income Statement	- 5 -

EBITDA Overview	- 6 -

Consolidated Balance Sheet	- 7 -

Capital Expenditures	- 8 -

Cash Flow	- 9 -

Financial Debt and Provisions for Social Benefits	- 10 -

Financial Income/(Expense) & Depreciation and Amortization	- 11 -

Business Areas

Iberian Market Electricity System	- 13 -

Iberian Generation and Supply	- 14 -

Renewable Energies: NEO Energía	- 19 -

Distribution in Iberia	- 21 -

Gas in Iberia	- 25 -

Brazil: Energias do Brasil	- 28 -

Financial Statements & Annex	- 32 -

2006 Performance

Results Summary (€ m)	2006	2005	Δ 06/05
Gross Profit	4,158.5	3,863.8	7.6%
Operating Costs	1,853.0	1,816.3	2.0%
EBITDA	2,305.4	2,047.5	12.6%
EBIT	1,253.0	1,136.1	10.3%
Net Profit	940.8	1,071.1	-12.2%

Net Debt	9,285.4	9,463.2	-1.9%

Operating Data	2006	2005	Δ 06/05
Electricity:
Installed Capacity (MW)	13,470	12,328	+ 1,142 MW
Generation (GWh)	47,958	44,492	7.8%
Distribution (GWh)	78,912	76,093	3.7%
Retail (GWh)	77,650	74,771	3.8%
Clients (thousand)	9,702	9,445	+257 th

Gas:
Distribution (GWh)	22,006	23,705	-7.2%
Retail (GWh)	22,397	20,947	6.9%
Clients (thousand)	752	698	+54 th

Employees (Group)	13,575	14,317	-742

•

Liberalized generation and supply: strong gross profit recovery, which represented about 35% of EDP’s EBITDA growth in 2006. Generation and supply gross profit increased 26% in 2006 (+€95m). Including the €23m impact from energy market derivatives, this activity’s gross profit increased 32% (+€118m). The renegotiation of retail supply contracts at higher prices (more significantly in Spain) and the decrease in volumes sold at low prices in Portugal, contributed to improve the profitability of our supply portfolio, while a more adequate hedging policy allowed an improvement of the unit gross margin. Note that EBITDA includes a €32m negative impact regarding the RD 03/2006.

•

Average retail supply prices in the Iberian liberalized market improved 15% YoY to €46/MWh following a successful renegotiation of EDP’s supply portfolio in the Iberian market. Electricity sold in the Portuguese retail market decreased 36% due to the low regulated tariffs. In Spain, electricity sold increased 12.6% YoY, as the reduced level of tariffs’ additivity allowed the renegotiation of contracts at attractive prices.

•

PPA contracted gross profit remained stable at €934M, as it was negatively affected by the fact that EDP fuel costs came above the international indices accepted by REN as a reference for fuel costs of power plants under PPA (-€7.3m). EDP’s long term contracts with REN represented about 65% of our Iberian generation and supply business gross profit in 2006.

•

Renewables - Gross wind installed capacity reached 1,568 MW in Dec-06, which includes 155 MW from Agrupación Eólica acquisition and is in line with the calendar of entry into operation of the existing portfolio of wind projects. NEO EBITDA increased 124% to €147m in 2006. As of Dec-06, EDP had 559 MW under construction that are expected to enter into operation until the end of 2007, which is in line with the previously announced targets.

•

Distribution in Iberia: In Portugal, EBITDA increased 23% to €530m in 2006, while the accumulated tariff deviation decreased QoQ to €118m in Dec-06 (€126m in Sept-06). Operating costs from this activity fell 3.6% YoY. The quarterly decrease of the tariff deviation is explained by seasonal effects and by the increase in Special Regime generation in the period. Operating costs benefited from the introduction of the bi-monthly invoicing and from a strong adherence of EDP’s clients to new regulated commercial offers such as “conta certa”, which enabled a significant decrease of invoicing and billing expenses. In Spain, EBITDA increased 44%, due to a 3.4% growth in gross profit and a 9% decrease of operating costs. Gross profit includes a €16m negative impact from the application of RD 03/2006.

•

Energias do Brasil: EBITDA increased 5.2% YoY to €434m in 2006, while it decreased 5% in local currency terms. Distribution activity gross profit remained stable following a significant improvement during the 4Q06 related to the higher recovery of rationing losses through the tariffs. Generation activity gross profit in local currency increased 81% YoY. Operating costs at Energias do Brasil increased 30.5% due to non-recurring costs related to headcount reductions (R$ 52M).

•

Results from group and associated companies improved €210m due to the €224m increase from REN’s contribution that results from the capital gain achieved by the company on the disposal of its stake in Galp and from the 2006 recovery of previous tariff deficits. Net financial costs increased 6% YoY, reflecting the increase of EDP Group’s average cost of debt from 4.2% in 2005 to 4.4% in 2006. Overall financial losses improved €198m YoY. 2005 financial results include a €118m provision on an interest rate SWAP, while the 2006 financial results include a €148m positive impact from the same SWAP and a €23m positive impact from hedging operations in energy markets.

•

Net Debt in Dec-06 stood at €9.3 bn, in line with the value reported as of Sept-06 and below the €9.5 bn presented in Dec-05. The maintenance of a stable debt level reflect the high capability of cash-flow generation of EDP Group. In 2006, EDP Group capex increased 2% to €1,457m, cash-flow net of investments and divestments (namely SonaeCom, Telecable, REN and Agrupación Eólica) was positive at €658m and EDP Group had to fund the €77m increase in tariff deviations supported by our regulated activities in Spain, Brazil and Portugal (total amount of regulatory receivables to be received in by EDP in future tariff reviews was €613m in Dec-06).

EDP Share Performance

EDP Stock Market Performance	2006	YTD	2005
	(07-03-2007)
EDP Share Price (Euronext Lisbon - €)
Close	3.84	4.09	2.60
Max	3.86	4.41	2.68
Min	2.58	2.58	2.04
Average	3.14	3.32	2.25

EDP’s Liquidity in Euronext Lisbon
Turnover (€ m)	12,971.6	17,045.9	5,689.9
Average Daily Turnover (€ m)	49.9	56.6	21.9
Traded Volume (million shares)	4,128.0	5,139.6	2,526.5
Avg. Daily Volume (million shares)	15.9	17.1	9.7

EDP Market Value
Market Capitalisation (€ million)	14,041.1	14,955.2	9,507.0
Enterprise Value (€ million)	24,755.7	25,669.8	20,257.9

EDP’s Main Events - 2006

3-Fev Standard & Poor’s Ratings Services affirmed its ‘A’ long term and ‘A-1’ short term corporate ratings

7-Mar EDP releases the 2005 annual financial results

31-Mar EDP’s 2006 annual general shareholders meeting

28-Apr EDP pays a €0.10 gross dividend per share (financial year 2005)

03-May Naturgas acquires full control of Bilbogas

11-May EDP concludes the increase of its indirect shareholding in Portgas (72.0%) and Setgas (19.8%)

2-Jun EDP issues € 1,500 million Eurobond in three series

13-Jul Amendments to EDP’s articles of association and new corporate bodies

19-Jul EDP strategy review

25-Jul Memorandum of understanding with the Cape Verde Government regarding the restructuring of Electra’s shareholder structure

27-Jul Disposal of HC Energia stake in Telecable

9-Sep Naturgas Energia acquires full control of Gasnalsa

26-Oct EDP decided to exercise the call option on OPTEP

31-Oct Consortium Eólicas de Portugal signs contract regarding phase A of the Portuguese tender for new wind power licenses

1-Nov EDP announces sale of ONI

14-Dez EDP acquires Agrupación Eólica’s and Ceasa’s renewable assets located in France and Spain

14-Dez EDP reduces stake in SonaeCom

22-Dez EDP announces the sale os a 15% stake in REN

Consolidated Income Statement

The financial statements presented in this document are non-audited.

Consolidated Income Statement (€ m)	2006	2005	Δ 06/05
Electricity Sales	8,984.5	8,584.4	4.7%
Other Sales	1,065.6	664.3	60.4%
Services Provided	299.8	428.3	-30.0%
Operating Revenues	10,349.8	9,677.0	7.0%
Electricity & Gas	4,380.7	4,222.0	3.8%
Fuel	967.4	1,103.7	-12.3%
Materials and goods for resale	843.3	487.5	—
Direct Activity Costs	6,191.4	5,813.2	6.5%
Gross Profit	4,158.5	3,863.8	7.6%
Gross Profit/Revenues	40.2%	39.9%	0.3	pp
Supplies and services	741.4	816.8	-9.2%
Personnel costs	585.1	546.0	7.2%
Costs with social benefits	162.3	200.3	-19.0%
Concession fees	220.4	209.0	5.4%
Other operating costs (or revenues)	143.9	44.2	225.6%
Operating costs	1,853.0	1,816.3	2.0%
EBITDA	2,305.4	2,047.5	12.6%
EBITDA/Revenues	22.3%	21.2%	1.1	pp
Provisions for risks and contingencies	94.6	12.5	658.1%
Depreciation and amortisation(1)	1,059.6	996.6	6.3%
Comp.of subsidised assets’ depreciation	(101.8)	(97.6)	-4.2%
EBIT	1,253.0	1,136.1	10.3%
EBIT/Revenues	12.1%	11.7%	0.4	pp
Capital gains/(losses)	4.8	492.0	-99.0%
Financial income/(expense)	(207.4)	(399.3)	48.1%
Income/(losses) from group and associated companies	245.3	35.3	595.1%
Pre-tax profit	1,295.8	1,264.2	2.5%
Income taxes	265.9	152.2	74.7%
Discontinued Activities	(12.8)	—	—
Minority interests	76.3	40.9	86.6%
Net Profit	940.8	1,071.1	-12.2%

(1)	Includes Concession Rights Amortizations, as detailed on page 11.

EBITDA Overview: Consolidated EBITDA up 12.6%

EBITDA (€ m)	2006	2005	Δ 06/05
IBERIAN MARKET
Generation & Supply	1,070.8	1,049.0	2.1%
NEO - Renewable Energy	146.9	65.7	123.6%
Cogeneration	18.2	19.7	-7.4%
Distribution	571.8	458.6	24.7%
Gas	144.8	123.4	17.3%
Brazil	433.9	412.3	5.2%
Other & Adjustments	(80.9)	(81.1)	0.2%

Consolidated	2,305.4	2,047.5	12.6%

(1)	Adjusted to exclude the provision associated with the Spanish System Tariff Deficit

Iberian Generation and Supply: EBITDA increased 2.1% YoY, due to: i) a 25.6% increase in gross profit of the liberalised generation and supply activity, reflecting an improvement of the unit margin per MWh sold, driven by an increase of the average selling price in both retail (Portugal and Spain) and wholesale markets (OMEL, Parcela Livre, OMIP) and by a 4% decrease in volumes sold in the liberalised market due to programmed stoppages and to a lower utilization of the CCGTs in the 4Q2006; ii) a 0.3% decrease of the PPA’s gross profit as a result of the negative spreads between EDP’s fuel-oil acquisition cost and the international fuel-oil prices’ indices, which did not allow for the full transfer of these fuel-oil costs to REN; iii) a 6.1% increase of supplies and services, personnel costs and costs with social benefits, reflecting the increase of installed capacity and non-recurring costs incurred in 2006 with personnel reduction; and iv) a €32m negative impact at the level of other operating costs regarding the potential devolution of free CO2 licences (RD 3/2006).

NEO – Renewable Energy: EBITDA more than doubled reflecting an increase: i) in wind installed capacity more than two fold to 1,093MW (or 1,568MW gross installed capacity); ii) in load factors of our Iberian wind farms from 25% in 2005 to 26% in 2007 and iii) in the average selling prices of the energy produced by our Iberian wind farms.

Distribution in Iberia: EBITDA increased 24.7% following a 6.0% rise in gross profit and a 4.2% reduction in operating costs. The distribution activity in Iberia benefited: i) in Portugal, from a 3.7% increase in consumption, a 9.7% increase of the allowed revenues and a €26.6m reduction in operating costs; and ii) in Spain, from a €10.1m increase in services rendered activities (namely grid connection and meters installation), a 0.4% increase in regulated revenues and an €8.0m positive impact from deviations on the cost of electricity purchased. Such performance was partly offset: i) in Portugal, by a higher tariff difference to be recovered (€117.9m in 2006 vs. €77.1 m in 2005); and ii) in Spain, by the application of the RD 3/2006 which modified the settlement mechanism in the system, only recognising a price of €42.35/MWh on the energy purchased by the distributors and sold by the generation companies simultaneously within the same group (-€15.6m).

Gas in Iberia: EBITDA increased 17.3% following the change in the consolidation method of Portgás (full consolidation in 2006; proportional consolidation in 2005), the increase of volumes sold in the Spanish liberalised market and an increase of Naturgas regulated revenues partly as a result of the acquisition of the remaining 50% stake in Bilbogas and in Gasnalsa in 2006. This performance more than compensated losses with procurement costs in1Q2006.

Brazil: EBITDA increased 5.2% benefited from the start-up of Peixe Angical hydro power plant (452 MW) and of the 4th unit of Mascarenhas hydro plant (50 MW), as well as from a 4% growth in consumption at our DisCos. concession areas and an 11% appreciation of the Brazilian Real against the Euro. Nevertheless, this performance was offset by non-recurrent figures, such as higher non-controllable costs than those recognised in retail tariffs (to be recovered through tariffs in the next readjustments), costs related to lay-offs in the redundancy plan, which allowed a 19% reduction of the number of employees of Energias do Brasil.

Consolidated: EBITDA increased 12.6% YoY, reflecting the good performance of EDP Group’s main business areas, on the back of a strong growth of wind installed capacity, a decrease at operating costs (namely at electricity distribution business) and a favourable evolution of our activities in the liberalised market.

Consolidated Balance Sheet

The financial statements presented in this document are non-audited.

Assets (€ m)	2006	2005
Tangible assets, net	15,082	13,891
Intangible assets, net	3,660	3,509
Financial Investments, net	1,016	918
Inventories	229	219
Accounts receivable - trade, net	1,593	1,585
Accounts receivable - other, net	2,059	2,157
Financial assets available for trading	116	276
Cash and cash equivalents	753	585
Deferred Tax (asset)	898	893

Total assets	25,407	24,033

Shareholders’ equity (€ m)	2006	2005
Share capital	3,657	3,657
Own shares and share premium	495	464
Earnings and other reserves	1,376	703
Minority interest	946	1,288

Shareholders’ equity	6,473	6,111

Liabilities (€ m)	2006	2005
Short-term debt & current portion of long-term debt	1,528	1,984
Long-term debt	8,625	8,601
Provisions	2,159	2,112
Hydrological correction account	199	170
Accounts payable - net	5,866	4,685
Deferred Tax (liability)	557	370

Total liabilities	18,934	17,922

Total liabilities and shareholders’ equity	25,407	24,033

Capital Expenditures

CAPEX (€ m)	2006	2005	Δ 06/05
Existing Plants	36.5	78.3	-53.4%
New Plants	44.3	106.7	-58.5%
Environmental	57.8	17.2	235.9%
Supply	0.5	5.7	-92.0%
Portugal	139.0	207.9	-33.1%
Existing Plants	18.5	15.6	19.1%
New Plants	175.1	25.7	—
Environmental	57.4	14.6	292.4%
Supply	0.1	4.5	-97.4%
Spain	251.1	60.4	316.0%
Iberian Generation & Supply	390.1	268.3	45.4%
Wind	130.0	46.0	182.5%
Portugal	130.0	46.0	182.5%
Wind	227.0	177.2	28.1%
Other	7.6	2.9	157.3%
Spain	234.6	180.2	30.2%
France	21.4	—	—
NEO - Renewable Energy	386.0	226.2	70.7%
Distribution grid	360.8	436.1	-17.3%
Other	48.6	50.3	-3.4%
(-) Investment subsidies	140.8	150.5	-6.4%
Portugal	268.5	335.9	-20.1%
Distribution grid	49.9	59.7	-16.5%
(-) Investment subsidies	11.8	10.2	16.1%
Spain	38.0	49.5	-23.1%
Iberian Distribution	306.6	385.4	-20.5%
Distribution network	14.1	7.1	98.5%
Other	4.8	2.0	137.3%
Portugal	19.0	9.2	107.1%
Distribution network	23.7	26.8	-11.6%
Other	9.1	26.1	-65.2%
Spain	32.8	52.9	-38.0%
Iberian Gas	51.8	62.1	-16.6%

Iberian Core Business	1,134.5	941.9	20.4%

Generation	104.2	255.4	-59.2%
Distribution	190.8	163.4	16.8%
Supply & Other	0.2	0.6	-68.4%
Brazil	295.1	419.3	-29.6%
Other	26.9	65.9	-59.2%

EDP Group	1,456.5	1,427.2	2.1%

Consolidated capex amounted to €1,456.5m in 2006, up 2.1% YoY, reflecting a 20.4% increase in capex at our Iberian Core Business. In 2006, about 46% of EDP Group’s capex was invested in the expansion of our installed capacity, namely in new wind farms, in new CCGTs in Spain and in the Peixe Angical hydro power plant in Brasil – These investments will enable the medium term growth of our business. It is also worth mentioning that about 70% of EDP Group’s 2006 capex was related to regulated businesses, which present a low risk of return on investments, such as renewable energies, Iberian electricity and gas distribution and generation under PPA.

Iberian Generation and Supply – The decrease in capex from our generation business in Portugal reflects the end of construction works of both Frades hydro plant (192MW – Aug-05) and Ribatejo III CCGT (392MW – Mar-06). In Spain, EDP continued the construction works of the 400 MW Castejón II CCGT, which is expected to start operations in 4Q2007 – in 2006 a total of €117m were invested in this project – and invested some €58m for the construction of another 400 MW CCGT at Soto, which is expected to start operations in the 3Q2008. In addition, EDP invested €115.2m to reduce the SO2 and NOx emissions at Sines, Aboño and Soto coal fired power plants, in order to comply with EU large combustion plants directive by Dec-07.

NEO – Renewable Energies – In 2006, NEO’s capex in wind farms amounted to €378.5m. In Portugal, NEO invested €130.0m, out of which about half was invested in the conclusion of construction works of the wind farms that entered into service or were connected to grid in 2006, with a total gross installed capacity of 88 MW, while the remaining was invested in projects and wind farms that are expected to enter into operation in 2007 and 2008. In Spain, NEO invested €227.0m, of which about 1/3 was invested in the conclusion of the construction works of the wind farms that entered into service or were connected to the grid in 2006, with a total gross installed capacity of 330 MW, while the remaining was invested wind farms that are expected to enter into operation until the end of 2007. In France, NEO invested €17.6m in the construction of two wind farms with a total capacity of 20 MW that were connected to the grid by the end of Dec-06, while another €3.8m were invested in the construction of a 10 MW wind farm which entry into operation is forecasted for this year. Currently, NEO has 559 MW under construction that are expected to enter into service until the end of 2007 – 426 MW in Spain, 86MW in Portugal and 6 MW in France. As of Dec-06, works in progress at NEO amounted to €610m.

Iberian Distribution – In 2006, capex at our Iberian distribution business amounted to €306.6m, mostly targeting the improvement of quality of service at our distribution networks. In Portugal, following the significant investments made in recent years at the distribution grid to improve service quality, Equivalent Interruption Time (EIT) stood at 203 min in 2006. Note that in year 2006, less favourable weather conditions and a network incident at European level contributed with an additional 27 min of EIT – excluding non-recurring impacts in both 2006 and 2005, the EIT of our Portuguese distribution network was 176 min in 2006 vs. 175 min in 2005.

Iberian Gas – In 2006, capex amounted to €51.8m, out of which 73% were spent in the expansion of the gas distribution network. The balance is related to the transmission network in Spain, marketing campaigns, new customers meter readings and revamping of facilities from LPG to NG.

Brazil – Energias do Brasil capex in euro terms decreased 29.6% YoY, mostly due to the conclusion of construction works at Peixe Angical hydro plant (€86.6m in 2006 vs. €232.7m in 2005), which started industrial service in the 3Q2006. Additionally, a new unit of 50 MW at Mascarenhas hydro plant started operations in Oct-06. In 2007, Energias do Brasil expects to increase its installed capacity by 25 MW with the end of construction works at São João Hydro plant. Furthermore, the company already announced the future construction of Santa Fé hydro plant (29 MW), which is expected to start operations in 2009. Energias do Brasil also invested €190.8m in electricity distribution, out of which €57m are related to the mandatory programme of universal connection to all low voltage consumers “Universalização”, in the concession areas of Bandeirante, Escelsa and Enersul.

Cash Flow

Operat. Cash Flow by Business Area (€ m)	2006
IBERIAN MARKET
Generation & Supply	1025.0
NEO - Renewable Energy	157.0
Cogeneration	5.5
Distribution	316.2
Gas	148.8
Brazil	384.8
Hydro Correction Account	25.1
Other	(44.8)

EDP Group Operating Cash Flow	2,017.5

Consolidated Cash Flow (€ m)	2006
Net Profit	940.8
Depreciation	1,008.3
Compensation of subsidised assets’ depreciation	(101.8)
Concession rights’ amortisation	51.4
Net provisions	1.3
Interest hydro account	3.5
Forex differences	0.9
Income equity method	(245.3)
Deferred taxes	(35.0)
Minority interests	76.3
Other adjustments(1)	(118.7)
Net financial interest and other financial costs	428.2

Operat. Cash Flow before Working Capital	2,009.8

Change in operating working capital	(17.4)
Hydro correction	25.1

Operating Cash Flow	2,017.5

Capex	(1,456.5)

Net Operating Cash Flow	561.0

Divestments of fixed assets	965.8
Net financial investments	(868.9)
Financing of 6.08% of Spanish Tariff Deficit	(154.0)
Tariff Deficit of EDP Distribuição in 2006	(124.9)
Net financial interest and other financial costs	428.2
Dividends paid	(365.6)
Other non-operating changes	(263.7)

Decrease/(Increase) in Net Debt	177.8

EDP Group’s cash flow in the period enabled a €177.8m reduction in net debt vis-à-vis the YE2005. Such reduction is explained by:

•	a 22% increase in operating cash flow to €2,017.5m;

•

€576.4m related to the financial settlement in January 2006 from the sale of 14.27% of Galp Energia (80% of €720m), that was divested in the end of 2005; €141 m related to the sale of half the stake of Sonaecom in December 2006 and the divestment of 46% of Telecable (€54m);

•	Securitization of 2005 tariff deficit of HC Energia (€231,6m)

Which was partly offset by:

•	the payment of the 2005 annual dividend of €365.6m;

•	the financing by HC Energia of 6.08% from the 2006 tariff deficit in the Spanish regulated system (€153.7m);

•	the financing by EDP Distribuição of the 2006 tariff deficit in the Portuguese regulated system (€125m);

•	the €25.1m hydro correction receivement from REN during 2006 following a dry period (hydro coefficient of 0.98 in the 2006);

•

financial investments of €868.8m following: i) the reinforcement of EDP’s indirect stakes in Portgás and Setgás from 59.6% and 10.1% to 72.0% and 19.8% (€50,7m), respectively; ii) the acquisition of 50% of Bilbogas (€35m) and 50% of Gasnalsa (€45m); iii) the acquisition of Agrupacion Eolica (€413m); iv) the exercise of the call option on OPTEP (€308,7m);

•	the full consolidation of Portgás balance sheet in 2006 vis-à-vis the proportional consolidation (59.6%) as at December 2005.

Financial Debt and Provisions for Social Benefits

Financial Debt Allocation by Business Area (€ m)	2006	2005
IBERIA
Generation & Supply	2,064.4	2,453.7
NEO - Renewable Energy	2,107.3	1,357.0
Cogeneration	75.5	77.4
Distribution	2,169.8	1,866.0
Gas	(360.0)	121.6
Brazil	1,102.9	1,064.0
Telecoms	2.3	315.7
EDP SA & Adjustments	2,985.8	2,921.8

Sub-Total	10,147.9	10,177.1

OPTEP Derivative (Liability)	—	315.0
Fair Value on Hedged Debt	5.1	92.2

Total Financial Debt	10,155.3	10,584.3

Cash and cash equivalents	869.9	861.1
OPTEP Derivative (Asset)	—	260.0

EDP Consolidated Net Debt	9,285.4	9,463.2

Regulatory Receivables - Portugal (1)	212.3	70.9
Regulatory Receivables - Spain	154.0	224.3
Regulatory Receivables - Brazil (1)	246.5	240.7

Regulatory Receivables	612.8	535.9

Nominal Financial Debt by Company (€ m)	2006	YE2005
EDP S.A. and EDP Finance BV	8,044.2	7,844.8
EDP Produção	23.6	29.0
EDP Comercial	—	—
NEO Energía	579.3	—
EDP Distribuição	—	—
Portgás	113.0	70.7
HC Energia	213.3	701.8
Energias do Brasil	1,018.7	1,006.6
Oni	8.9	315.7
Other	12.3	44.1

Nominal Financial Debt	10,013.3	10,012.6

Accrued Interests on Debt	134.7	164.5

Nominal Financial Debt + Accrued Interests	10,147.9	10,177.1

Provisions for Social Benefits (€ m)	2006	2005
Pensions (2)	1,010.3	1,099.6
Medical Care	760.7	743.6

Total	1,771.0	1,843.2

(1)	Tariff deficits and tariff deviations to be recovered in the following years through tariffs

(2)	Pension include the Provision for the HR Restructuring Program costs of EDP Distribuição, which are being recovered through the tariffs

(3)	Nominal Value

Debt Ratings

	S&P	Moody’s	Fitch

EDP SA & EDP Finance BV	A / Stab / A1	A2/ Stab /P1	A/Stab/F1

HC Energia		A3 / Stab / P2	A- / Stab / F2

Bandeirante	brA-/Stab	Ba3/A3.br/Stab

Escelsa	BB-/brA-/Stab	Ba3/A3.br/Stab

Enersul	brA/Stab	Ba3/A2.br/Stab

Financial Income/(Expense) & Depreciation and Amortization

Financial Results (€ m)	2006	2005	Δ 06/05
Investment income	8.0	36.1	-77.9%
Financial Investments Gains/(Losses)	8.0	36.1	-77.9%
Net financial interest paid	(402.2)	(378.2)	-6.3%
Net foreign exchange differences	0.9	68.7	-98.6%
Other Financials	185.9	(125.9)	—
Financing Gains/(Losses)	(215.3)	(435.3)	50.5%

Financial results	(207.4)	(399.3)	48.1%

Income from Equity Method (€ m)	2006	2005	Δ 06/05
REN (30%)	223.7	(0.4)	—
Electra (30.6%)	(19.4)	—	—
Edinfor (40%)	2.0	1.3	48.4%
Setgás(19.8%)	1.8	0.6	191.4%
CEM (22%)	8.3	9.0	-7.3%
Turbogás (40%)	11.4	12.2	-6.3%
DECA II (EEGSA (21%))	11.6	8.2	42.4%
HC’s subsidiaries	1.0	2.8	-62.7%
NEO’s subsidiaries	3.7	—	—
Other	1.1	1.6	—

Income from group&associated cos.	245.3	35.3	—

Depreciation and Amortization	2006	2005	Δ 06/05
Assets Depreciations	1,008.3	#REF!	#REF!
Concessions Rights Amortizations	44.3	#REF!	#REF!
Energias do Brasil	33.6	31.1	8.2%
EDP LAJEADO (Investco)	3.1	—	—
Comunitel	—	3.3	—
Oni	3.3	3.3	0.0%
EDP Gás	4.4	#REF!
Goodwill Impairments	7.0	0.0	—
Affinis (Goodwill Impairment)	5.7	—	—
Others (Goodwill Impairment)	1.3	0.0	—

Total	1,059.6	996.6	6.3%

•	Financial results at EDP Group reflect:

a) a 6.3% increase in “Net financial interests paid” on the back of a 19 b.p. increase in EDP Group’s average cost of debt (4.4% in 2006 vs. 4.2% in 2005), following higher market interest rates, and a 5.8% increase in the average level of debt between 2005 and 2006;

b) the Brazilian Real appreciation against the US Dollar in 2006 (9%), which was weaker than in 2005 (13%). The impact on the dollar denominated debt in Brazil of such currency performance drove “Net foreign exchange differences” down €67.8m;

c) the improvement of “Other financials” 2006, which are mostly related to the fair value of derivatives: i) due to the increase in interest rates, the €118.0m negative impact of the mark-to-market recorded at YE2005, related to the fair value of a derivative contracted by EDP to hedge the effect of interest rate changes on the NPV calculation of the value of CMECs, was fully reverted in the 1H2006 - Additionally, we registered a €30m capital gain in the 2Q2006 with this derivative following the increase in interest rates over the life period this financial instrument: ii) the fair value of other derivatives reflected into an additional €40m in 2006 vs. 2005, out of which €23m are related to gains in energy markets hedging operations associated to the liberalized generation and supply activity.

•

“Income from group and associated companies” amounted to €245.3m in 2006, mostly due to: i) the equity contribution of REN, which reflects both the capital gain on the sale of its 18.3% stake in Galp and the recovery of previous year’s tariff differences; ii) the provisioning of EDP’s financial stake in Electra (Cape Verde), related to guarantees granted by EDP on 60% of that company’s bank financing; iii) the improvement of Edinfor’s, Setgás’ and EEGSA’s results; and iv) the €3.7m positive contribution from NEO’s subsidiaries consolidated through the Equity Method.

•	“Amortizations of concession rights” include: i) a €5.7m cost related to impairment at Affinis

(1)	Net Forex Differences in chart were adjusted for hedge instruments accounted in “Other Financials”

Business Areas

Iberian Market Electricity System

Energy Balance (GWh)	Portugal			Spain
	2006	2005	Δ 06/05	2006	2005	Δ 06/05
Hydroelectric	10,205	4,524	125.6%	25,330	20,319	24.7%
Nuclear	—	—	—	60,126	57,528	4.5%
Coal	14,070	14,291	-1.5%	66,006	77,311	-14.6%
CCGT	9,788	11,375	-14.0%	63,506	48,601	30.7%
Fuel/Gas/Diesel	1,620	4,955	-67.3%	5,905	10,035	-41.2%
Own consumption	—	—	—	(8,907)	(9,136)	2.5%
(-) Pumping	(703)	(564)	-24.6%	(5,261)	(6,491)	18.9%

Conventional Regime	34,980	34,581	1.2%	206,705	198,168	4.3%

Special Regime	8,769	6,572	33.4%	50,051	50,107	-0.1%

Import / (Export) net	5,440	6,824	-20.3%	(3,280)	(1,458)	-124.9%

Gross demand	49,189	47,977	2.5%	253,476	246,817	2.7%

Transmission losses and other	(555)	(709)	21.7%	(3,017)	(3,000)	-0.6%

Energy delivered to System	48,634	47,267	2.9%	250,460	243,817	2.7%

IBERIAN MARKET

•

In 2006, electricity demand before grid losses grew by 2.5% in Portugal and 2,7% in Spain. Adjusted for temperature and working days, electricity demand in the Iberian Peninsula grew 3.5% YoY in 2006. Following an extremely dry 2005, 2006 was an average year in terms of hydro generation output in Portugal and just slightly below the average in Spain. Nevertheless, hydro production levels were not stable over 2006, and after a dry 1H06, hydro production reached extremely high levels in 4Q06, leading to a 43% YoY growth of conventional hydro generation output in 2006 in the Peninsula.

•

In Portugal, special regime generation output (including wind, cogeneration and mini-hydro) grew 33% YoY. This increase was supported by wind power generation (64% increase of installed capacity from 952MW in Dec-05 to 1,568 MW in Dez-06), but also on the referred improvement of hydro generation output. In Spain, special regime generation output fell by 2,4%, following the decrease of cogeneration output (high gas prices), which had a stronger impact than the 9,4% wind power output increase in 2006. Wind installed capacity in Spain rose 11.5% in 2006 to 11,099 MW.

•

During 2006, 13x400MW new CCGT groups entered into operation in Spain, increasing the total installed capacity in the Iberian Peninsula by 44% to 17,000MW of CCGTs by Dec-06. This capacity increase and the reduction of average load factor of CCGT plants in 2006 vs. 2005, explain the 22% YoY increase of CCGTs generation output in the Iberian market in 2006.

•

The increase of hydro output together with the increase of CCGTs and wind power installed capacity in the Iberian Peninsula, led a 50% decline of fuel-oil generation output, which was also affected by the increase of oil price in 2006. The total output from coal fired plants fell 13% in 2006, and the spread in terms of annual working hours between the most efficient and the less efficient plants increased significantly in the period.

•	In terms of CO2, in 2006 the electricity sector in the Peninsula recorded a 15% deficit over the free allowances granted, which compares with a 16% deficit in 2005.

EDP (for outputs see annex)

•

In 2006, the out of EDP’s conventional generation plants in the liberalized market fell 4% penalised by several programmed stoppages for large maintenance works at Castejón CCGT (6 weeks), Aboño 2 coal plant (7 weeks) and Trillo nuclear plant (4 weeks). Excluding the impact of these stoppages, EDP benefited with the increase of hydro production levels in Portugal, the increase of the average annual installed capacity due to the start of operations at the group 3 of Ribatejo CCGT in 4Q05, which was partially mitigated by the decrease of CCGT load factors in the Iberian Peninsula. The output of generation plants under PPAs increased by 11% YoY, supported on the strong increase of hydro generation output which more than doubled.

Iberian Generation and Supply

Financial Highlights (€ m)	2006	2005	Δ 06/05
Gross Profit	1,433.2	1,334.6	7.4%
PPAs	934.2	936.6	-0.3%
Liberalised Generation & Supply	465.7	370.7	25.6%
Mini-hydro Special Regime	15.3	7.4	105.2%
E&M Services	15.3	17.7	-13.8%
Other	2.8	2.1	32.8%
Operating Costs	362.2	285.6	26.8%
EBITDA	1,070.9	1,049.0	2.1%
EBIT	727.2	746.9	-2.6%

Operating Highlights	2006	2005	Δ 06/05
Installed Capacity (MW)	11,141	11,142	-0.0%
Electricity Generation (GWh)	40,525	39,274	3.2%
Electricity Supply (Liberalised Clients) (GWh)	10,708	12,240	-12.5%
Number of Clients (th)	84.8	13.3	6.4	x

65% of EDP’s Iberian capacity is bounded to the PPA’s low risk profile, providing stability on cash-flows. PPA contracts secure a remuneration based on availability rather than on output, providing a ROA of 8.5% real pre-tax and the pass-through of fuel and CO2 emission costs.

Integrated management of the gross profit risk in generation and supply, taking into account generation costs and market demand. Selling energy to wholesale and liberalised retail markets.

Iberian Generation: PPAs Gross Profit

Gross Profit (€ m)	2006	2005	Δ 06/05
PPA Capacity Charge	934.5	909.3	2.8%
PPA Energy Charge	311.3	495.2	-37.1%
Steam (Barreiro) & Ashes	7.0	6.5	7.8%
(-) Direct Costs	318.6	474.3	-32.8%

Gross Profit	934.2	936.6	-0.3%

Direct Activity Costs (€ m)	2006	2005	Δ 06/05
Coal	186.3	207.5	-10.2%
Fuel oil	116.3	248.3	-53.2%
Natural Gas	9.1	8.0	13.4%
Gas Oil	0.2	2.2	-90.7%
Electricity Autoconsumption & Materials	6.7	8.2	-18.6%

Direct Activity Costs	318.6	474.3	-32.8%

Electricity Generation (GWh)	2006	2005	Δ 06/05
Hydroelectric	9,574	4,279	123.7%
Thermal	11,314	14,545	22.2%
Sines	9,694	9,590	1.1%
Setúbal	1,235	3,556	-65.3%
Carregado	239	1,162	-79.4%
Barreiro	145	220	-34.1%
Tunes & Tapada do Outeiro	1	17	-95.1%

Total Generation	20,888	18,824	11.0%

•

The gross profit from our plants under PPAs fell 0.3% YoY, penalised by fuel purchasing costs supported by EDP that were above the international fuel indexes considered in our agreements with REN as reference costs in our PPAs. This fact did not allow the recovery of fuel costs amounting to €7.3m through the energy charge component of the PPAs gross profit.

The PPAs capacity charge increased by 2.8% driven by the improvement of availability factors of our thermal and hydro plants (km: 1,050 in 2006 vs. 1,046 in 2005), the start of operations of the Frades hydro plant in Aug-05 (192 MW, with PPA with 2027) and inflation update.

•

In February 16th 2007, the Portuguese government announced the approval of a legislation package on the electricity sector, with the revision of rules applicable to the early termination of PPAs and the use of hydro resources for power generation.

According to this announcement, the Government has maintained the model for PPA’s early termination set out in Decree-Law 240/2004, of December 27, which defines the conditions to calculate the compensations due to power generators for such early termination (CMEC). In essence, an adjustment will be introduced in relation to the reference market price of sale of electricity used to calculate the CMECs’ initial amount. Such reference market price will change from the current annual average value of € 36/MWh to € 50/MWh, according to recent recommendations issued by the EU Commission.

Moreover, it has been divulged the introduction of a payment due by hydro power generators under PPAs with the purpose of ensuring the economic and financial balance of the hydro plants, according to market conditions, for the period following the term set forth in the PPAs.

These measures allow EDP to maintain a stable gross profit in plants under PPAs/CMECs over the next 10 years and the operation of hydro plants in the market after the end of the PPA/CMEC regime.

Km = 12 months average verified available capacity / 12 months average contracted available capacity

(1)	Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

Iberian Generation: Liberalised Generation Gross Profit

Electricity Generation (GWh)	2006	2005	Δ 06/05
Portugal	6,224	5,252	18.5%
CCGT	5,728	5,088	12.6%
Hydroelectric	496	164	202.9%
Spain	13,412	15,198	-11.7%
Hydroelectric	846	847	-0.2%
Nuclear	1,192	1,252	-4.9%
Coal	9,854	11,164	-11.7%
CCGT	1,692	2,109	-19.7%
(-) Pumping	(171)	(175)	2.1%

Total Generation	19,637	20,450	-4.0%

Selling Price and Fuel Costs	2006	2005	Δ 06/05
Avg. Selling Price (€ / MWh)
Portugal	54.8	47.2	16.1%
Spain	54.3	60.1	-9.6%

Avg. Fuel Cost (€ / MWh) (1)
Portugal	42.5	38.2	11.1%
Spain	22.7	22.2	2.0%

(1) average fuel costs do not include hydro power plants

Gross Profit (€m)	2006	2005	Δ 06/05
Portugal	122.3	13.5	803.5%
Spain	444.6	567.1	-21.6%

Gross Profit	566.9	580.7	-2.4%

(1)	Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

Output: In 4Q05, the 400MW Group 3 of Ribatejo CCGT started operations, increasing EDP’s installed capacity in the Iberian liberalised market by 11% to 3,911MW. However, in 2006 the electricity output of EDP’s plants operating in the liberalized market in the Iberian Peninsula fell by 4% due to: i) Significant maintenance stoppages, namely: Programmed stoppage in our main coal plant operating in the market Aboño 2 (536MW) over 7 weeks, in 2Q06 for the triennial maintenance works and LCPD investments, and programmed stoppages of Castejón CCGT (6 weeks) in 1Q06 and Trillo nuclear plant (4 weeks) in 2Q06. ii) Decrease of load factors in our CCGTs, namely in Portugal in 4Q06, due to the high level of hydro generation output in the period.

Unit Gross Margin (€/MWh): Our fuel costs per MWh increased significantly during 2006. Regarding natural gas, the cost per MWh rose by 13%, following the strong increase of oil price, to which our CCGTs natural gas procurement contracts are linked. Our coal plants in Spain benefited from a stable coal price in the international market, and the price decline of 2005-2007 CO2 emission allowances over 2006. The increase of average selling price in wholesale electricity markets, the upward revision of intragroup electricity Sales to EDP’s supply subsidiaries and hedging operations for fuel costs, more than compensated the increase of fuel costs, providing an increase of our gross margin per MWh generated.

CO2 emissions: In 2006, the reduction of the output levels in our liberalized thermal plants in 2006, allowed significant savings in terms of CO2 emissions: In Portugal, EDP’s CO2 emissions in the liberalized market amounted to 2.0Mt and were 0,8Mt lower than the free allowances granted for this period, leading to a €17.1m positive impact in 2006 gross profit. In Spain, CO2 emissions amounted to 11,4Mt, 1,2Mt lower than the free allowances granted for 2006.

Gross Profit: The 2,4% decrease of gross profit from liberalized generation in the Iberian market does not include €23m gains with financial derivatives in energy markets related to hedging policies on our liberalized generation operating activity, but accounted at the level of financial results. Including the net financial impact of financial hedge, liberalized generation gross profit rose by 1,6% in 2006.

In Portugal, gross profit amounted to €122,3m due to: i) na upward revision of the electricity price contracted with our supply subsidiary EDP Comercial; and ii) the reduction of volumes contracted with EDP Comercial, which allowed our energy trading division to satisfy our commitments with our liberalized customers almost fully based on own generation output, with a lower weight of electricity purchase in the wholesale spot market , which in 2005 were made at an average price above the electricity price contracted with EDP Comercial. In Spain, the 21.6% decline is explained by: i) lower generation output; and ii) a decline of the average selling price – in 2006 the generation activity in Spain changed the accounting price of electricity sold through bilateral contracts (75%), changing to the intragroup contracted price instead of the wholesale spot price (note that this account change had an inverse impact on the side of the supply division).

Iberian Generation

Income Statement (€ m)	Portugal				Spain
	2006	2005	Δ 06/05		2006	2005	06/05
Operating Revenues	1,882.8	1,832.7	2.7%		772.6	981.1	-21.2%
Direct Activity Costs	793.0	855.3	-7.3%		328.0	413.9	-20.7%
Gross Profit	1,089.8	977.4	11.5%		444.6	567.1	-21.6%
Gross Profit/Revenues	57.9%	53.3%	4.6	pp	57.5%	57.8%	-0.3	pp
Supplies and services	89.7	92.8	-3.3%		39.1	39.2	-0.3%
Personnel costs	84.5	74.1	14.1%		28.6	36.0	-20.7%
Costs with social benefits	37.7	27.0	39.8%		1.3	1.3	-1.8%
Generation centre rentals	3.7	3.8	-0.4%		—	—	—
Other operating costs / (revenues)	1.5	(4.9)	—		36.6	-33.4	—
Operating Costs	217.1	192.6	12.7%		105.6	43.2	144.6%
EBITDA	872.7	784.8	11.2%		338.9	523.9	-35.3%
EBITDA / Revenues	46.4%	42.8%	3.5	pp	43.9%	53.4%	-9.5	pp
Provisions for risks and contingencies	20.5	(1.9)	—		-1.0	0.7	_
Depreciation and amortization	228.9	197.0	16.2%		97.1	95.6	1.6%
Comp. of subsidised assets’ depr.	(2.5)	(4.6)	45.6%		-0.1	-0.2	2.2%
EBIT	625.8	594.3	5.3%		243.0	427.9	-43.2%
EBIT / Revenues	33.2%	32.4%	0.8	pp	31.5%	43.6%	-12.2	pp

Number of Employees	2006	2005	Δ 06/05
Employes
Portugal	1,624	1,672	-48
Spain	589	604	-15
MW / Employee
Portugal	5.3	5.2	3.0%
Spain	4.2	4.1	2.5%

PORTUGAL

•

EBITDA rose 11.2% supported on the 11.5% increase of gross profit, following the strong recovery of the liberalized generation activity. Operating costs rose by 12.7% driven by the increase of installed capacity and non recurrent costs with staff reduction.

•

Supplies and services fell by 3.3%, even including an increase of maintenance costs due to the 7.4% increase of installed capacity (+392MW Group 3 of Ribatejo CCGT in the market and +192MW Frades hydro plant under PPA until 2027). The referred reduction of supplies and services costs was driven by the renegotiation of insurance contracts and of operation and maintenance (O&M) outsourcing contracts.

•

Personnel costs increased by 14.1% and costs with social benefits rose by 39.8% mostly due to the accounting in 2006 of restructuring costs associated to the dismissal of 60 employees and provisioning on expected dismissals in the future (25 employees). Taking just into account the change in the number of employees and average wage increase in 2006, recurring personnel costs fell 4%.

SPAIN

•

EBITDA fell by 35.3% YoY in 2006, penalized by the 11% decline of volumes sold and the narrowing of gross margin per MWh sold, as a result of the change in the intragroup pricing methodology for contracts with the supply division, which were priced in line with the wholesale spot price during 2005, and priced in 2006 based on an internal transfer price, which was in line with wholesale forward prices. Other operating costs in 2006 were penalized by the RD 3/2006 impact. Note that controlled operating costs (supplies & services + personnel +social benefits) fell 9.8% YoY in 2006.

•

RD 3/2006: In order to decrease the 2006 tariff deficit, the Spanish government, approved in February 24th 2006, the Royal Decree Law 3/2006, which modifies the settlement mechanism of the energy sold by generators and purchased by distributors in the pool by the same company, and reconsiders the value of the CO2 emission allowances granted free of charge to the generation companies. In light of HC’s interpretation of the current legislation, the total tariff deficit estimated for the period amounts to €2.5bn, of which HC Energia has to finance 6.08% (€154m). This was not deducted from revenues considering that the current legislation assures its recovery. Regarding CO2 allowances, EDP’s interpretation of RDL3/2006 impact is in line with the preliminary opinion of the Spanish regulator (CNE), which led EDP to make a provision of €32M in order to face the potential devolution of CO2 emission allowances granted for free to HC Energia correspondent to 2006. According to the information currently available, the Spanish government should set the final values of the Spanish tariff deficit in 2006 and potential devolution of CO2 emissions free allowances over the 2Q07.

Iberian Supply

Income Statement (€ m)	Portugal				Spain
	2006	2005	Δ 06/05		2006	2005	06/05
Operating Revenues	283.3	525.0	-46.0%		538.3	354.5	51.8%
Direct Activity Costs	333.9	581.0	-42.5%		588.8	508.5	15.8%
Gross Profit	(50.7)	(56.0)	9.5%		(50.5)	(153.9)	67.2%
Gross Profit/Revenues	-17.9%	-10.7%	-7.2	pp	-9.4%	-43.4%	34.0	pp
Supplies and services	15.3	12.4	22.7%		28.9	23.8	21.5%
Personnel costs	5.5	4.0	38.4%		5.3	5.8	-8.8%
Costs with social benefits	0.4	0.4	-5.0%		0.2	0.1	5.1%
Generation centre rentals	0.0	0.0	-12.3%				—
Other operating costs / (revenues)	(0.5)	1.6	—		(15.4)	1.8	—
Operating Costs	20.7	18.4	12.2%		18.8	31.5	-40.1%
EBITDA	(71.3)	(74.4)	4.2%		(69.3)	(185.4)	62.6%
EBITDA / Revenues	-25.2%	-14.2%	-11.0	pp	-12.9%	-52.3%	39.4	pp
Provisions for risks and contingencies	(3.0)	6.4	—		(3.3)	0.4	—
Depreciation and amortization	4.8	4.4	8.1%		2.5	4.2	-40.5%
Comp. of subsidised assets’ depr.	—	—	—		—	—	—
EBIT	(73.1)	(85.2)	14.3%		(68.5)	(190.0)	63.9%
EBIT / Revenues	-25.8%	-16.2%	-9.6	pp	-12.7%	-53.6%	40.9	pp

Number of Employees	2006	2005	Δ 06/05
Employes
Portugal	88	91	-3
Spain	92	81	11

Electricity Sales to Liberalised Clients	2006	2005	Δ 06/05
Electricity Supplied (GWh)	10,708	12,240	-12.5%
Portugal	4,037	6,314	-36.1%
Spain	6,671	5,926	12.6%

Market Share	15%	11%	4	p.p.
Portugal	56%	66%	-9	p.p.
Spain	10%	6%	5	p.p.

Number of Clients (th)	84.8	13.3	6.4	x
Portugal	22.6	9.2	145.2%
Spain	62.2	4.1	15.2	x

Supply net selling price (€ / MWh)
Portugal	41	40	3.0%
Spain	48	41	17.3%

The volume of electricity sold by EDP group in the lberian liberalized retail markets fell 12.5% YoY ton 10,708 GWh in 2006, reflecting the lower attractiveness of liberalized retail markets both for suppliers and for most of electricity consumers, given the strong competition from low regulated retail tariffs which led to the creation of significant tariff deficits over 2006 in both lberian electricity regulated systems. Nevertheless, given that tariff systems in both countries are not 100% additive, which the Spanish system being significantly less additive that the Portuguese one, this allowed the renegotiation of contracts with some customers with specific consumption profiles at attracting pricing conditions to EDP and still competitive compared to the existing regulated tariffs. The average cost per MWh supplied showed a significant increase reflecting the price increase of bilateral contracts established with EDP’s generation activities in the lberian liberalized market.

SPAIN

In Spain, the existence of a tariff system with a low level of aditivity, allowed HC Energia to increase in 2006 both the volume of electricity sold by 12.6% to 6,671 GWh and the average net selling price by 17,3% to €48/MWh, even under a strong competition from the low average retail tariff which continued generating additional tariff deficits. HC Energia managed to present to attractive offers both for EDP Group and for some customers with specific consumption profiles. This volume growth took place both in the residential segment, with a significant increase in the number of contracted customers through dual-fuel electricity & gas offers, but also in the large consumers segment, in which we highlight the contract established with the Spanish railway company in Dec-05 for the supply of 1.500 GWh over 2006. In terms of operating costs, the 15,5% increase of personnel costs + supplies & services was driven by the strong growth of the activity in the residential segment.

PORTUGAL

While in 2005 EDP had shown a growing trend of volumes contracted, in 2006 the volumes sold by EDP in the Portuguese liberalized retail market showed clearly a declining trend.

Over 2006, the reach to the term date to several supply contracts under less favorable pricing conditions, allowed a 36% YoY reduction of volume sold and a 3% YoY increase of average net selling price in 2006. The number of liberalized retail customers rose 145% YoY to 22,600 in Dec-06, following the full liberalization of the residential segment of the electricity market in Portugal from September 4th 2006 onwards. Our supply subsidiary for the Portuguese market, EDP Comercial, was the single suppliers to present a commercial offer to the Portuguese electricity residential consumers, the “5D” commercial offer, which by the end of 2006 had already been contracted with 18,127 customers. The launch of the commercial offer to the residential segment implied an increase in 2006 of personnel costs + supplies and services by 27% YoY.

Renewable Energies: NEO Energía

Financial Highlights (€ m)	2006	2005	Δ 06/05
Gross Profit	201.8	98.5	104.8%
Operating Costs	54.9	32.9	67.1%
EBITDA	146.9	65.7	123.6%
EBIT	57.7	36.4	58.4%

•

NEO is EDP Group’s division for renewable energies, holding the assets of Enernova (wind farms in Portugal – 100% owned by NEO), Genesa (renewable energies in Spain – 80% owned by NEO and 20% owned by Caja Madrid), Desa (wind farms in Spain – acquired in Dec-05 – 80% owned by NEO and 20% owned by Caja Madrid), Agrupación Eólica (wind farms in Spain and France – acquired in Dec-06 and 100% owned by NEO) and GreenWind (wind in Belgium, partnership with local promoters in which NEO has a 70% stake).

•

EDP has been investing substantially in renewable energies. In 2005, the company acquired: i) five wind farms developers from Tecneira, in Portugal, with 50 MW in operation and close to 70 MW in the pipeline until 2007 – out of which 23 MW were connected to the grid in 2006; ii) the Ortiga and Safra/Coentral wind farms in Portugal – Ortiga (12 MW) started operations in Jun-06 and Safra/Coentral (42 MW) entered into operation in Dec-06; iii) Desa, in Spain, with 274 MW (1) in operation and close to 1,030 MW in the pipeline – out of which 46 MW started operations in 3Q2006 and 12 MW were connected to the grid in Dec06; iv) IDER in Spain, with 114 MW under development – out of which 12 MW were connected to the grid in Dec-06 while the remaining is expected to enter into operations by the end of 2007 and v) 3 wind farms in France with 30 MW of capacity under development to enter into service until 2007, out of which 20 MW were connected to the grid in Dec-06.

•

In October 2006, EDP reinforced the visibility of its wind generation pipeline, as the consortium Eólicas de Portugal, in which EDP has a 40% stake, won the Portuguese tender for the construction of some 1,200 MW of wind capacity (expected to come on stream between 2009 and 2012). More recently, in December 2006, EDP acquired a group of companies designated as “Agrupación Eólica”, which operates in the renewable energies sector in the French and Spanish markets and has a portfolio of 1,199 MW (1) of wind capacity, out of which 155 MW (1) are fully operational. In addition, NEO is developing 161 MW (1) of Greenfield capacity in Belgium in partnership with Greenwind, a local wind farm promoter (70% NEO).

•

As of December 2006, NEO had a total gross installed wind capacity of 1,568 MW (including 155 MW from Agrupación Eólica), which is 8% above the target announced for 2006. Currently, NEO has 559 MW under construction that expected to enter into operations until the end of 2007 – 426 MW in Spain, 86 MW in Portugal and 46 MW in France.

•	Gross Profit and EBITDA benefited from acquisitions (Desa – 224 MW and wind farms from Tecneira – 73 MW), organic growth both in Portugal (88 MW) and Spain (270 MW) and higher wind energy prices.

(1)	Gross Installed Capacity

Renewable Energies: NEO Energía

Income Statement (€ m)	2006	2005	Δ 06/05
Operating Revenues	249.1	127.6	95.2%
Direct Activity Costs	47.3	29.0	62.8%
Gross Profit	201.8	98.5	104.8%
Gross Profit/Revenues	81.0%	77.2%	3.8	pp
Supplies and services	30.7	22.0	39.6%
Personnel costs	14.0	5.2	169.0%
Generation centre rentals	1.3	0.7	75.5%
Other operating costs / (revenues)	8.9	4.9	—
Operating Costs	54.9	32.9	67.1%
EBITDA	146.9	65.7	123.6%
EBITDA / Revenues	59.0%	51.5%	7.5 pp
Provisions for risks and contingencies	12.1	(0.0)	—
Depreciation and amortization	77.6	29.7	161.6%
Compensation of subsidised assets’ depreciation	(0.5)	(0.4)	-38.9%
EBIT	57.7	36.4	58.4%
EBIT / Revenues	23.1%	28.5%	(5.4	pp)

Number of Employees	2006	2005	Δ 06/05
Portugal	22	17	+5
Spain	200	129	+71
NEO Holding & Other	21	—	+21

Total	243	146	+97

•

By the end of 2006, NEO’s consolidated installed capacity totalled 1,178 MW (1), out of which 1,093 MW of wind – 313 MW in Portugal, 760 MW in Spain and 20 MW in France. In Portugal, the 2005 acquisition of wind farms from Tecneira (73 MW in operation em 2006), and the entry into service or connection to the grid of several wind farms with a total installed capacity of 88 MW, allowed NEO to increase its installed capacity by 162 MW YoY. In Spain, wind installed capacity increased 494 MW in the period on the back of the 2005 acquisition of Desa (224 MW in operation) and the entry into operation or connection to the grid of an additional 270 MW.

•

NEO’s electricity emissions from renewable sources in Iberia totalled 2,253 GWh in 2006, up 78.0% YoY, on the back of the additional capacity that was brought on stream, but also as a result of an increase in the number of equivalent service hours at our Iberian wind farms: i) in Spain, the number of equivalent service hours increased from 2,100 hours in 2005 to 2,309 hours in 2006; ii) in Portugal, the number of equivalent service hours decreased from 2,463 hours in 2005 to 2,199 hours in 2006. It is worth mentioning that Portuguese regulation allows for gross profit stability in wind generation activity, as unit tariffs per MWh decrease with higher annual service hours.

•

Gross profit benefited from the increase in both installed capacity and load factors as well as from the higher average selling prices of the energy produced by our Iberian wind farms. In 2006, the energy produced by our Portuguese and Spanish wind farms was sold at an average of €91/MWh and €90/MWh respectively, which compares with average prices of €86/MWh and €79/MWh, respectively for year 2005.

Consolidated Installed Capacity (MW)	2006	2005	Δ 06/05
Wind	1,093	418	+675
o/w in Portugal	313	151	+162
o/w in Spain	760	266	+494
o/w in France	20	—	+20
Waste & Biomass	82	76	+6
Small Hydro	3	3	—

Total	1,178	497	+681

Electricity Generation (GWh)	2006	2005	Δ 06/05
Wind in Portugal	483	349	38.5%
Wind in Spain	1,419	523	171.5%
Waste & Biomass	349	390	-10.4%
Small Hydro	2	5	-59.7%

Total	2,253	1,266	78.0%

Gross Profit (€ m)	2006	2005	Δ 06/05
Wind in Portugal	46.6	30.0	55.6%
Wind in Spain	131.2	43.8	199.5%
Waste & Biomass	15.2	20.2	-25.0%
Small Hydro	0.1	0.3	-58.3%
Others & Consolidation Adjustments	8.6	4.2	105.7%

Total	201.8	98.5	104.8%

•

Supplies & Services increased €8.7m YoY, reflecting: i) an additional €2.7m from the first time consolidation of Desa in 2006; and ii) a €3.4m increase in O&M costs with the maintenance of existing wind farms, while the balance is mostly due to an increase in rental fees. Personnel costs rose €8.8m YoY due to both salary increases and an increase in the number of employees (75 employees from the acquisition of Desa). Provisions for risks and contingencies in 2006 mostly relate to an impairment on the future transfer to HC Energia of the waste and biomass assets, which is expected to be concluded in the 1Q2007.

•

All in all, EBITDA improved €81.2m in the period to €146.9m in 2006, which represents a 59.0% EBITDA margin, up 7.5 p.p. YoY. In 2006, excluding Small Hydro and Waste & Biomass businesses, which presented EBITDA margins of 43.2% and 18.1%, respectively, EBITDA from wind energy in Iberia reached €149.4m (or 86.4% in terms of revenues). Depreciations rose from €29.7m in 2005 to €77.6m in 2006 mostly due to the previously mentioned increase in NEO’s installed capacity, both through acquisitions and organic growth.

(1)	Excluding Agrupación Eólica, which was acquired in December and therefore did not yet contribute to NEO’s 2006 P&L accounts.

Distribution in Iberia

Financial Highlights (€ m)	YE2006	YE2005	Δ 06/05
Gross Profit	1,374.6	1,296.6	6.0%
Operating Costs	802.8	838.1	-4.2%
EBITDA	571.8	458.6	24.7%
EBIT	236.1	170.3	38.6%

•

EDP Group’s Distribution activity in Iberia comprises EDP Distribuição, the Group’s subsidiary for electricity distribution and supply to the regulated system in Portugal, and HC Energía’s distribution company in the Spanish electricity market.

•	In 2006, EDP Group distribution companies had about 6.5 million of electricity clients in the regulated system.

•

Gross profit from EDP Group’s distribution activity in Iberia increased 6.0% YoY: i) in Portugal, allowed revenues increased 9.7% YoY while electricity gross profit increased 6.8%, reflecting into a €117.9m tariff difference to recover; and ii) in Spain, gross profit includes an €8.0m positive impact of deviations on the cost of electricity purchased and a €15.6m negative impact of the application of the RD 3/2006.

•

Iberian distribution activity EBITDA benefited from a 4.2% decrease in operating costs, following a significant decrease in commercial costs at our distribution activity in Portugal – due to an increasing adherence to “conta certa” (billing system upon which clients are charged a fixed monthly amount) and the fact that EDP Distribuição started billing every two months – and a decrease in costs with social benefits and HR restructuring.

•

In Portugal: i) in 2005, the unanticipated rise in fuel costs and special regime generation volumes led to a significant increase in the system’s costs; and ii) in 2006, ERSE decided to review the allocation criteria, among electricity clients, of the burden resulting from higher production costs with renewable energies. These two events, along with the fact that 2006 increases in LV clients’ tariffs were limited to inflation, created a tariff deficit of €399m, of which approximately €125m was attributed to EDPD.

•

On October 16th, 2006, ERSE proposed a 12.4% average increase for electricity tariffs in Portugal next year, along with the recovery of the 2006 tariff deficit in three years time. However, in Nov-06, the Portuguese Government approved DL 237-B/2006 setting a 6% cap to 2007 LV tariff increase. Following the Government’s decision, ERSE had to review the 2007 average tariff increase accordingly and in Dec-06 the Portuguese regulator disclosed a 6.2% average tariff increase and acknowledged an additional tariff deficit for the system of €79m resulting from the 6% cap to 2007 LV tariff increase – out of this 2007 tariff deficit, €49m were attributed to EDPD. The DL approved by the Portuguese Government on Nov-06 recognizes the recovery of the tariff deficits in a 10 years period, starting in 2008, and allows for the securitization of those amounts. As such, EDPD booked in its 2006 electricity revenues the €125m 2006 tariff deficit and accounted it as an asset.

Distribution in Portugal

Electricity Consumers (thousand)	YE2006	YE2005	Δ 06/05
Regulated	5,961.7	5,894.1	67.6
Non-regulated	26.2	13.2	13.0

Total Electricity Consumers	5,987.9	5,907.4	80.5

Electricity Distributed (GWh)	YE2006	YE2005	Δ 06/05
Very High Voltage	1,417	1,302	8.9%
High Voltage	5,456	5,293	3.1%
Medium Voltage	14,409	13,579	6.1%
Low Voltage	24,131	23,610	2.2%

Electricity Distributed	45,414	43,784	3.7%
o/w Third-Party Access	7,161	9,621	-25.6%

Electricity Sales & Gross Profit (€ m)	YE2006	YE2005	Δ 06/05
Electricity Revenues	4,263.0	3,737.6	14.1%
Electricity Purchases	3,026.8	2,580.2	17.3%

Electricity Gross Profit	1,236.2	1,157.4	6.8%

Total Allowed Revenues	1,354.1	1,234.5	9.7%

Tariff Difference to Recover/(Return)	117.9	77.1	53.0%

Regulated Revenues (€ m)	YE2006	YE2005	Δ 06/05
Fixed component of the UDGr: HV and MV (€ m)	136.4	—	—
Unit revenue for the UDGr: HV and MV (€ / MWh)	5.6	8.3	-32.3%
Electricity delivered to BES/NBES: HV and MV (GWh)	45,548	43,998	3.5%
Fixed component of the UDGr: LV (€ m)	266.2	—	—
Unit revenue for the UDGr: LV (€ / MWh)	13.6	24.5	-44.4%
Electricity delivered to BES/NBES: LV (GWh)	24,132	23,610	2.2%
UDGr allowed revenues	986.0	941.6	4.7%
Average assets of the NS activity (net of amortisations)	246.2	277.7	-11.3%
Annual Return on average assets of NS activity (%)	8.0	8.5	-5.9%
Assets’ amortisation of NS activity	43.4	47.6	-8.8%
Annual structural comercial costs of NS activity	71.1	58.6	21.3%
Network Supply allowed revenues	134.2	129.8	3.4%
Average assets of SPS activity (net of amortisations)	15.9	49.0	-67.5%
Annual Return on average assets of SPS activity (%)	8.0	8.5	-5.9%
Assets’ amortisation of SPS activity	2.1	6.5	-67.8%
Annual structural comercial costs of SPS activity	67.2	67.5	-0.5%
Supply in Public System allowed revenues	70.6	78.2	-9.8%
Incentives	15.9	3.2	—
t-2 tariff adjust. for UDGr, SPS and NS	36.7	16.3	125.2%
t-1 & t-2 tariff adjust. for Energy Aquisition activity	86.5	27.6	213.7%
HR Restructuring Costs Recovery	24.1	37.7	-36.1%

Total Allowed Revenues	1,354.1	1,234.5	9.7%

•

In 2006, electricity distributed increased 3.7% YoY, to 45.4 TWh. HV and MV segments benefited from the co-generators’ consumption from the regulated system (+0.7 p.p.) as they opted to sell to the system all the energy they produced at special regime’s prices, thus benefiting from the tariff differential between the two regimes. Excluding the impact from co-generators’ consumption as well as the temperature (-0.6 p.p.) effect, consumption would have increased 3.6%.

•

The number of clients purchasing electricity in the liberalised market almost doubled in the period following LV segment full liberalisation, which became effective in Sept-06. Nevertheless, the residential clients’ consumption in the liberalised market was not enough to compensate the continued transfer of some industrial clients back to the regulated tariff, as they are being charged higher tariffs in the liberalised market. As such, electricity distributed to clients in the liberalised market decreased 25.6% YoY, to 7.2 TWh in 2006 (or 5.9% QoQ).

•	EDPD’s allowed revenues increased 9.7% YoY:

a) The Use of the Distribution Grid (UDGr) revenues increased 4.7% on the back of higher electricity-flow into EDPD’s network. Note that during the 2006 Tariff Review, ERSE changed the calculation formula of the UDGr activity allowed revenues by introducing a fixed component (€402.6m in 2006), independent of electricity distributed volumes, thus reducing EDPD’s risk exposure to deviations of electricity demand in Portugal.

b) Allowed revenues for the Network Supply (NS) and the Supply in the Public System (SPS) activities reflect: i) a 50bp decrease in the regulated rate of return for these activities and ii) a lower regulated asset base, which followed the transfer of some assets to EDP Soluções Comerciais (company created in 2005 to manage the commercial systems, to supply commercial services to EDPD and EDPC, and to allow the capture of synergies within the supply activities as well as a tight control over commercial costs in an increasingly liberalised environment). ERSE accepted as part of EDPD’s controllable costs the remuneration and depreciation of such assets, which reflected into a 9.7% increase in structural commercial costs for the NS and SPS activities.

c) 2006 Allowed Revenues also include €123.2m related to the recovery of previous years’ costs, €24.1m from the recovery of costs incurred with EDPD’s Human Resources Restructuring Programme (HRRP) and €15.9m of incentives, such as for demand management and losses reduction.

•

Costs with electricity purchases rose 17.3% year-on-year as a result of: i) a 2.9% increase in electricity delivered to the distribution grid; ii) an increase in energy acquisition from Special Regime Producers; iii) higher average fuel costs and iv) an increase in the average Global Use of the System tariff.

Distribution in Portugal

Income Statement (€ m)	YE2006	YE2005	Δ 06/05
Operating Revenues	4,289.0	3,767.6	13.8%
Direct Activity Costs	3,041.8	2,594.2	17.3%
Gross Profit	1,247.2	1,173.4	6.3%
Gross Profit/Revenues	29.1%	31.1%	-2.1	pp
Supplies and services	240.1	255.0	-5.9%
Personnel costs	185.7	181.1	2.5%
Costs with social benefits	97.2	128.9	-24.6%
Concession fees	211.4	201.4	5.0%
Other operating costs / (revenues)	(17.0)	(22.5)	24.7%
Operating Costs	717.4	744.0	-3.6%
EBITDA(1)	529.8	429.4	23.4%
EBITDA / Revenues	12.4%	11.4%	1.0	pp
Provisions for risks and contingencies	57.0	5.4	948.7%
Depreciation and amortization	334.6	332.7	0.6%
Compensation of subsidised assets’ depreciation	(83.9)	(80.0)	-4.8%
EBIT	222.0	171.3	29.6%
EBIT / Revenues	5.2%	4.5%	0.6	pp

Number of Employees	YE2006	YE2005	Δ 06/05
Number of Employees	5,168	5,322	-154
GWh / Employee	8.79	8.23	6.8%
Clients / Employee	1,154	1,108	4.2%

•	Electricity gross profit came €117.9m below allowed revenues, of which:

a) €89,5m result from higher costs with energy purchases: i) €43.1m relate to lower energy purchases from special regime producers than ERSE’s forecasts when setting 2006 tariffs, implying that EDPD has to recover part of the fixed component of electricity purchases related to special regime production that was charged by REN, while the company needed satisfy consumption through energy purchases from the binding system; and ii) €46.4m result from the fact that ERSE did not anticipate the increase in regulated consumption that followed the transfer of industrial clients from the liberalised market back to the regulated system, implying that this increase in consumption had to be satisfied through higher energy purchases, namely from the non-regulated market (“parcela livre”), neither considered in the 2006 tariff review;

b) the balance is mostly explained by the fact that the industrial clients that are coming back to the regulated tariff are charged lower average electricity tariffs, thus not allowing the immediate pass-through of all electricity acquisition costs that the company supports to satisfy this additional consumption.

•

Supplies and services decreased 5.9% YoY as a result of: i) a €15.3m decrease in commercial costs due to both lower set-up costs (€4.9m in 2005 related to the re-branding of the commercial network in 2005 and lower cutting, billing and posting expenses due, on the one hand, to an increasing adherence to “conta certa”, as the number of clients choosing this billing system (upon which clients are charged a fixed monthly amount) increased 22% YoY to 1.5 million, and on the other hand, to the fact that, in 2006, the company started invoicing every two months instead of monthly; and ii) an €10.4m decrease in IT costs. On the side of the cost items that presented an increase, we would like to highlight a €3.5m increase in management fees from EDP, S.A. and EDP Valor, a €3.5m increase in costs with professional coaching and higher O&M expenses and insurance premiums.

•

The number of employees was reduced by 154 between 2005 and 2006. This reduction was mostly achieved through the Human Resources Restructuring Program (HRRP) that was started in 2006 – 103 retirements and early retirements – and that is part of the announced 2006-2010 efficiency program that is being undertaken at EDP Group. Further reductions were achieved through early retirements made outside the scope of the HRRP and transfers to other EDP Group companies.

•

Personnel costs increased 2.5% YoY (or 1.4% excluding personnel costs capitalization and severance payments) following a 2.7% average salary increase in 2006, which more than compensated the positive impact of savings achieved through personnel reduction.

•

Costs with social benefits fell €31.7m YoY on the back of a €25.3m decrease in pension premiums and provisions following the 2006 actuarial study and an increase in the return on Pension Fund’s assets. Also note that in 2005, EDPD accounted for a €29.5m one-off cost (NPV) related to the reduction of 119 employees that left the company in Dec-05 within the scope of the 2005 HRRP, while the one-off cost of the 2006 HRRP amounted to €24.7m (NPV).

(1)	Normalized EBITDA (i.e. excluding tariff differences, t-2 and t-1 tariff adjustments and HR restructuring costs recovery) is €484.5m for year 2006 and €421.7m for year 2005

Distribution in Spain

Income Statement (€ m)	YE2006	YE2005	Δ 06/05
Operating Revenues	127.5	152.9	-16.6%
Direct Activity Costs	0.0	29.7	-99.9%
Gross Profit	127.5	123.2	3.4%
Gross Profit/Revenues	100.0%	80.6%	19.4	p.p.
Supplies and services	53.6	49.5	8.4%
Personnel costs	24.8	34.2	-27.6%
Costs with social benefits	1.2	1.0	22.4%
Other operating costs / (revenues)	5.8	9.4	-38.2%
Operating Costs	85.4	94.1	-9.2%
EBITDA	42.1	29.2	44.2%
EBITDA / Revenues	33.0%	19.1%	13.9	p.p.
Provisions for risks and contingencies	4.1	—	—
Depreciation and amortization	26.1	32.1	-18.8%
Compensation of subsidised assets’ depreciation	(2.2)	(2.0)	-10.4%
EBIT	14.1	(1.0)	—
EBIT / Revenues	11.1%	-0.6%	11.7	p.p.

Electricity Consumers (thousand)	YE2006	YE2005	Δ 06/05
Regulated	542	565	-4.1%
Non-regulated	61	20	206.3%

Total Electricity Consumers	603	585	3.1%

Electricity Distribution (GWh)	YE2006	YE2005	Δ 06/05
High Voltage	5,874	5,788	1.5%
Medium Voltage	1,215	1,116	8.9%
Low Voltage	2,461	2,343	5.0%

Electricity Distributed	9,550	9,247	3.3%
o/w Third-Party Access	1,366	1,562	-12.5%

Regulated Revenues (€ m)	YE2006	YE2005	Δ 06/05
Transmission	8.6	7.8	10.3%
Distribution	98.2	98.7	-0.6%
Supply	7.6	7.4	2.1%

Electricity Regulated	114.3	113.9	0.4%

Number of Employees	YE2006	YE2005	Δ 06/05
Number of Employees	395	401	-6
GWh / Employee	24.18	23.06	4.8%
Consumers / Employee	1,527	1,459	4.7%

•

In year 2006, all of the electricity distributed in Spain was acquired from HC Energia’s generation companies, which, in accordance with IFRS, led to the write-off of costs with electricity purchases against the respective electricity sales.

•

Spanish distribution activity gross profit increased by 3.4% YoY to €127.5m in 2006 mostly due to: i) a €0.4m increase in the remuneration of the regulated activities recognised in the 2006 tariff; ii) an €8.0m positive impact of deviations on the cost of electricity purchased; iii) a €15.6m negative impact of the application of the RD 3/2006, according to its interpretation (now accounted as direct activity costs); and iv) a €10.1m increase in services rendered and other operating revenues:

a) Regulated revenues increased by 0.4% in accordance to what is recognised in the 2006 tariff. For 2007, according to RD 1634/2006, which sets the revenues for the Spanish regulated electricity activities, of the €3,571.1m attributed to the electricity distribution activity, €123.1m or 3.4% were allocated to our Spanish Distribution activity, which represents a 25% increase YoY;

b) The distribution activity gained extra revenues of €8.0m as a result of two opposite effects of deviations on the cost of electricity purchased: i) our needs of electricity were above initial forecasts which implied that our Spanish distribution company had to purchase electricity from the secondary markets at higher prices reflecting in a €10m negative impact; which was more than compensated by ii) an €18m positive impact that resulted from the fact that the average purchase cost of our Spanish distribution activity was lower than the average purchase costs of the distribution companies in the system, which is the one recognised in the regulatory liquidations. Since June 2006, there was a substantial increase of the volumes traded in secondary markets, at higher prices than the daily market, creating cost deviations among other distribution companies in the system, due to their bidding strategies;

c) the RD 3/2006 approved in February 24, 2006, considers that as of March 2006, the generation sales and the distribution purchases of electricity, made simultaneously and within the same group, are netted and priced at a provisional €42.35/MWh (average generation cost of the conventional regime included in the 2006 tariff). HC’s distribution purchases that were netted against its own generation amounted to 1,512 GWh. The impact of this measure (-€15.6m) is accounted in the distribution business as the difference between the acquisition price of this electricity and the €42.35/MWh.

•

Operating costs decreased by 9.2% YoY on the back of a decrease in Personnel Costs following the 2005 accounting of a one-off €10m cost related to personnel restructuring. All in all EBITDA improved 44.2% YoY to €42.1m in 2006.

Gas in Iberia

Financial Highlights (€ m)	2006	2005	Δ 06/05
Gross Profit	226.3	188.6	19.9%
Regulated	180.0	173.5	3.8%
Liberalised	46.3	15.2	205.2%
Operating Costs	81.5	65.2	25.0%
EBITDA	144.8	123.4	17.3%
EBIT	110.2	89.5	23.2%

•

EDP gas assets in Iberia, are concentrated in the regulated distribution activity, where it has a market share of 7.7%(1) and a total points of distribution of approximately 800,000. Naturgas is increasing its position in the liberalised market in Spain. EDP’s assets comprise the Spanish company Naturgas (56.2% controlled by EDP, through HC Energia) and the Portuguese gas distribution companies Portgás (72.0%; fully consolidated) and Setgás (19.8%; equity consolidated).

•

In April 2006, EDP concluded the reinforcement of its stakes in Portgás from 59.6% to 72.0% and Setgás from 10.1% to 19.8%, respectively, after the non-opposition by the Portuguese Competition Authority to the acquisition by EDP of Endesa’s indirect holdings in these companies. Such operation strengthened EDP’s foothold on the Portuguese gas market where it expects to increase its client base upon liberalisation. In May 2006, Naturgas concluded the acquisition of the remaining 50% of Bilbogas’s share capital, following regulatory approval, and in September 2006, Naturgas signed an agreement to acquire the remaining 50% of Gasnalsa’s share capital. These acquisitions represent an important step towards the consolidation of Naturgas as an integrated energy operator and market leader in the Basque Country’s gas market.

•

In Spain, through Naturgas, EDP changed its commercial branding and launched a strong marketing campaign to promote a dual-fuel offer and to capture new clients in the liberalised market. The strong increase in clients (+153,621) and in volumes (+1,965 GWh) reflects the success attained by Naturgas, from this marketing effort.

•

In 1Q2006, the liberalised market activity of Naturgas was affected by an exceptional necessity to acquire gas in the spot market at higher prices than those foreseen under the company’s current sourcing contracts. This led to an additional non-recurring cost of €15m which had a negative impact on Naturgas’ gross margin in 1Q06.

(1)	Excluding gas distributed to the electricity sector

Gas in Spain

Income Statement (€ m)	2006	2005	Δ 06/05
Revenues	1,032.2	668.4	54.4%
Direct Activity Costs	849.7	504.8	68.3%
Gross Profit	182.5	163.6	11.6%
Gross Profit/Revenues	17.7%	24.5%	-6.8	pp
Supplies and services	36.3	33.8	7.3%
Personnel costs	22.4	21.6	3.8%
Costs with social benefits	0.3	0.4	-10.0%
Other operating costs / (revenues)	9.9	2.0	404.9%
Operating Costs	69.0	57.8	19.4%
EBITDA	113.5	105.8	7.3%
EBITDA / Revenues	11.0%	15.8%	-4.8	pp
Provisions for risks and contigencies	-0.0	-0.0	100.0%
Depreciation and amortization	33.5	32.4	3.5%
Compensation of subsidised assets’ depreciation	(1.5)	(1.7)	11.8%
EBIT	81.6	75.2	8.5%
EBIT / Revenues	7.9%	11.3%	-3.3	pp

Number of Employees	2006	2005	Δ 06/05
Number of Employees	319	334	-15
GWh sold / Employee	78.3	72.1	8.6%
Clients / Employee	2,493	1,911	30.5%

Regulated Activity	2006	2005	Δ 06/05
Number of Consumers (th)	641.3	599.9	6.9%
Gas Distributed (GWh)	20	22	-8.5%
Regulated Revenues (€ m)	136.2	131.4	3.7%
Transport	16.4	11.7	40.9%
Distribution	110.5	109.1	1.3%
Commercialisation	9.3	10.7	-13.0%

Liberalised Activity	2006	2005	Δ 06/05
Number of Clients (th)	248.1	94.5	162.6%
Gas Supplied (GWh)	14	12	16.7%
Selling Margin (€/MWh)	0.1	-0.7	—

•	In our gas activity in Spain, regulated revenues represented 75% of total gross profit in 2006, reflecting the stable profile of cash flows in our gas business. Gross profit grew 11.6% due to:

-	a 3.7% increase of regulated revenues explained by:

i)	Acquisition of the remaining 50% equity stakes in gas distributors Bilbogas (full consol. since Jan-06) and Gasnalsa (full consol. since Nov-06) and 4% increase of distribution network to 4,756 kms

ii)	44% growth of gas transmission regulated revenues due to the accounting in 2006 of the upgrade of Septentrional Gas network as a primary gas infrastructure, with retroactive impact from 2004

iii)	8.5% decline of gas volume distributed, penalized by the disconnection of the Santutzi thermal plantfrom our gas distribution network

-	a 44% growth (+€14m) of gross profit in liberalized market activities due to:

i)	higher volumes of gas sold to liberalised clients with better selling price conditions vis-à-vis the cost of Naturgas’ sourcing contracts (+€30m). This is the result of (a) the success attained by Naturgas on a dual-fuel offer launched in mid 2005 to small clients, which also enabled the company to secure clients that switched from the regulated system to the non-regulated market, and (b) a renegotiation on better terms of the existing contracts with B2B clients;

ii)	an insufficiency of gas sourcing in the beginning of 2006 led to exceptional procurement costs resulting from gas acquisition made in the spot market at higher prices than those of current sourcing contracts. This had a negative impact of €15m in the gross profit, which was already reflected in 1Q2006 figures;

•

Operating costs increased 19.4% following: i) an increase of 7.3% in supplies and services mainly due to the full consolidation of Bilbogas and Gasnalsa; and ii) an increase in the other costs driven by the liberalized market activity mainly due to higher regulated costs associated to stricter gas storage requirements (€5m) and higher local taxes associated to gas sales (+€2.5m).

Gas in Portugal (Portgás - 100%)

Income Statement (€ m)	2006	2005	Δ 06/05
Operating Revenues	96.2	82.3	16.9%
Direct Activity Costs	52.4	40.3	30.2%
Gross Profit	43.8	42.1	4.1
Gross Profit/Revenues	45.5%	51.1%	-5.6	pp
Supplies and services	7.1	6.3	11.9%
Personnel costs and with social benefits	4.3	4.6	-6.5%
Other operating costs / (revenues)	(0.5)	1.0	—
Operating Costs	10.8	12.0	-9.4%
EBITDA	33.0	30.1	9.5%
EBITDA / Revenues	34.3%	36.6%	-2.3	pp
Provisions for risks and contigencies	(0.1)	0.2
Depreciation and amortization	8.1	7.4	9.0%
Compensation of subsidised assets’ depreciation	(1.2)	(2.1)	42.4%
EBIT	26.2	24.5	6.8%
EBIT / Revenues	27.2%	29.8%	-2.6	pp

Number of Employees	2006	2005	Δ 06/05
Number of Employees	110	110	0
GWh / Employee	20.8	19.6	6.2%
Consumers / Employee	1,465	1,338	9.5%

Gas Consumers	2006	2005	Δ 06/05
Residential	157,738	144,242	9.4%
Services	3,042	2,633	15.5%
Industrial	360	335	7.5%

Total Gas Consumers	161,140	147,210	9.5%

Gas Distribution (GWh)	2006	2005	Δ 06/05
Residential	609	617	-1.3%
Services	372	335	11.2%
Industrial	1,312	1,207	8.7%

Total Gas Distributed	2,293	2,158	6.2%

•	Ending September 2005, EDP signed a contract with Endesa to reinforce its shareholding in Portgás to 72%. This operation was approved by the Portuguese Competition Authority in April 2006.

•

The volume of gas distributed by Portgás rose 17.7% to 2,293 GWh at the end of 2006, from 2,158 GWh in 2005. Services and industrial were the segments that contributed mostly to this increase with an increase of 11.2% and 8.7% respectively.

•

Gas revenues amounted to €94.3m - of which €89,1m relate to natural gas (NG) and €5.2m to liquefied petroleum gas (LPG) - an increase of 17.4% year-on-year. This reflects the increase in the unit selling price as well as in the volumes of gas distributed. As a result, gross profit increased 4.1% to €43.8m and EBITDA grew 9.5% to €33.0m in 2006.

•

In September 2006, the Portuguese Regulator (“ERSE”) approved the new regulatory framework for the gas sector in order to prepare it to the liberalization process. The gas distribution activity will be remunerated under a regulated asset base (“RAB”) times return on assets (“ROA”) methodology. However, the parameters (RAB and ROA) associated to this new regulation are not yet defined and will only be release during 2007, to be implemented in 2H2008.

Brazil: Energias do Brasil

Financial Highlights	2006	2005	Δ 06/05
R$ million
Gross Profit	2,051.3	1,910.6	7.4%
Operating Costs	866.4	663.7	30.5%
EBITDA	1,184.8	1,246.9	-5.0%
EBIT	906.9	1,029.9	-11.9%
€ million
Gross Profit	751.2	631.8	18.9%
Operating Costs	317.3	219.5	44.6%
EBITDA	433.9	412.3	5.2%
EBIT	332.1	340.6	-2.5%

•

EDP’s activities in Brazil, through Energias do Brasil (owned 62.4% by EDP), were impacted in 2006 by the start-up of Peixe Angical hydro power plant (452 MW) and 4th unit of Mascarenhas hydro plant (50 MW). However, in 2006 the results were impacted for non-recurrent figures regarding the lay-offs in the redundancy plan (one step of the “Vanguarda Project”). Nevertheless EDP benefited from the appreciation of the Real against the Euro, from an average BRL/Euro rate of 3.02 in 2005 to 2.73 in 2006 (€41m at the EBITDA level).

•

The growth in the distributed volumes was not entirely reflected in the gross profit, because the distribution companies incurred in higher non-controllable costs than the recognised in the tariffs (R$205m in 2006 vs. - R$39m in 2005). Such difference is going to be recovered in the next years’ tariff readjustments processes.

•

The high increase of generation volumes is explained by the effect of the unbundling process of the generation activities embedded in the DisCos and the start of commercial operation of Peixe Angical Hydro Power Plant. It is important to highlight that Peixe Angical hydro power plant is fully operational since September 2006. In October 2006, the 4th unit of Mascarenhas hydro plant started-up.

•	Electricity volumes sold to liberalized customers showed a strong growth, capturing the ones that are switching from the regulated market to the liberalised market.

•

Operating costs were mainly affected by one off costs with the implementation of corporate programmes in order to increase the company efficiency levels, namely the “Vanguarda Project” and the programme to reduce commercial and technical losses in the distribution grid.

Brazil: Distribution

Distribution Activity	Bandeirante			Escelsa			Enersul
	2006	2005	Δ 06/05	2006	2005	Δ 06/05	2006	2005	Δ 06/05
GWh
Final Clients	7,865	8,009	-1.8%	4,622	5,441	-15.1%	2,723	2,737	-0.5%
Third-party access	4,898	4,306	13.7%	3,438	2,198	56.4%	402	371	8.6%
Electricity Distributed	12,763	12,315	3.6%	8,060	7,639	5.5%	3,126	3,108	0.6%

R$ million
Electricity Base Revenues	1,909.0	1,917.8	-0.5%	1,231.7	1,158.7	6.3%	805.8	739.1	9.0%
(-) Non-controllable costs	1,357.9	1,329.5	2.1%	857.6	778.9	10.1%	468.1	423.0	10.7%

Electricity Base Margin	551.0	588.3	-6.3%	374.1	379.8	-1.5%	337.8	316.1	6.9%

Tariff Adjustments (t-n differences under recovery or return)	15.8	74.3	-78.7%	57.8	22.4	158.5%	94.2	26.9	250.1%
Extraordinary Tariff (Recovery of Rationing Losses & Parcela A)	65.2	65.6	-0.7%	42.6	43.0	-0.8%	36.0	29.8	20.5%
Electricity Gross Profit	632.0	728.2	-13.2%	474.5	445.1	6.6%	467.9	372.8	25.5%
Other Revenues / (Costs)	55.8	31.1	79.5%	6.6	41.8	-84.1%	12.1	30.9	-60.8%
Gross Profit	687.8	759.3	-9.4%	481.1	487.0	-1.2%	480.0	403.7	18.9%

Last Tariff Revisions and Readjustments

	Bandeirante	Escelsa	Enersul

	Out-05 Readjust.	Ago-06 Readjust.	Abr-06 Readjust.
Part A	8.99%	7.98%	4.17%
Part B	0.52%	0.25%	7.29%
Readjust. Index	9.51%	8.23%	11.46%
Past Costs	2.54%	8.83%	0.97%
Other	1.39%	-0.39%	4.32%
Financial Items	3.92%	8.44%	5.29%

Total Index	13.43%	16.67%	16.75%

•

The gross profit of the DisCos in 2006 was equal to 2005. Nevertheless, 2006 was penalised by negative tariff deviations of R$205m (vs. R$39m positive in 2005), although these will be recovered in the next tariff annual adjustments which mean that adjusted by these deviations, electricity base margin would increase in a normalized base by 18%.

•

Total electricity distributed by Energias do Brasil increased 3.8% YoY following the increase of the residential and commercial customers. However, each concession area was affected by different factors: Bandeirante’s consumption growth also benefited from a higher number of clients, while Escelsa’s consumption increase was mainly supported on the good economic growth in the region which implied a higher number of clients (industrial and residential) and an average temperature above normal mainly in first and third quarter. Regarding Enersul, the rural local economy looks to overtake the foot and mouth disease that affected the region and presented a recovery in electricity consumption growing of 0.6% YoY and 7.7% comparing 4Q2006 with 3Q2006. In 2006, Universalization started to produce effects at the number of clients and at a lower level in the consumption.

•

Bandeirante: “Electricity Base Margin” decreased 6.3% explained by i) a R$77m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$34m positive in 2005). Such difference will be pass-through to tariffs in future tariff readjustments. This effect was partly offset by higher volumes distributed and an increase in the tariff margin. Regarding the tariff adjustments under recovery (or return) in period, it is important to note that Bandeirante was giving back to the tariffs R$102m between October 2005 and 2006 (reflecting the amendment applied to the October 2003 tariff increase), and at the same time recovering past costs that were not covered by the tariff. In October 20, the Brazilian electricity regulator, ANEEL, approved a 13.44% annual tariff readjustment index for Bandeirante, for the period from October 2006 to September 2007, which should support the narrowing of the current tariff deviations.

•

Escelsa: “Electricity Base Margin” decreased 1.5% due to a strong consumption and an increase in tariff margin which was offset by i) increase a R$105m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$3m positive in 2005); and ii) the impact of the unbundling process. In August 2006, ANEEL announced that Escelsa is recovering, between August 2006 and 2007, R$109m related to past costs that were not covered by the tariff.

•

Enersul: “Electricity Base Margin” increased 6,9% following i) an increase in the implied average unit margin (Part B) given by the regulator and ii) an increase in consumption which was partly offset by a R$22m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$2m positive in 2005). Regarding the tariff adjustments, Enersul is recovering between April 2006 and 2007 R$48m related to past costs that were not covered by the tariff.

Notes:

Part A: Non-controllable costs, which is a pass-through to the tariff

Part B: Controllable costs, depreciation and return on invested capital, which are updated to inflation (IGP-M) and adjusted by an X factor.

Readjustment Index: Gives the total increase to be applied to electricity base revenues

Financial Items: Recovery (or return) of past costs (or revenues) for a period of 12 months.  ☐

Brazil: Generation and Supply

Generation

Installed Capacity (MW)	2006	2005	Δ 06/05
Lajeado (27.65%)	250	250	—
Peixe Angical	452	—	+452
Energest	317	281	+35

Total	1,018	531	+487

Electricity Sold (GWh)	2006	2005	Δ 06/05
Lajeado (27.65%)	1,226	1,187	3.3%
Enerpeixe	1,881	0	—
Energest	1,651	1,165	41.6%

Total	4,758	2,352	102%

•

In September 2006, Peixe Angical hydro power plant located at the state of Tocantins started-up. 100% of the annual 2,374 GWh output is already contracted through PPAs with the regulated distribution companies at an average price of approximately R$120/MWh. The start of the commercial operation contributed with R$145m to the gross profit growth in the period.

•

In the beginning of October 2006, the fourth engine of Mascarenhas Hydro Power Plant (50 MW) started-up. Until Dec/2007, the fourth engine will work in a free contract environment and from Jan 2008 until Dec 2037, the output is already contracted through auction at R$ 115.98 (Dec05).

•

In the middle of 2005, Energias do Brasil unbundled the generation activities embedded in its distribution subsidiaries, in order to comply with the new regulatory framework for the Brazilian electricity sector. As a consequence, the power plants formerly embedded in the distribution companies (281 MW; of which 14 MW were decommissioned in YE2005) were incorporated in Energest. This change was another driver of the strong gross profit growth, contributing with R$40m in the period.

•	At present, Energias do Brasil has an installed capacity of 1.043 MW, with the announcement, in the middle of February 2007, that São João small hydro plant (25 MW) received operation license.

Subsequent Events: Energias do Brasil is carrying out feasibility studies with Eletronorte for new hydro projects. The studies focus in the state of Tocantins, encompassing projects that total around 235 MW of installed capacity: Novo Acordo, with 160 MW and Brejão, with 75 MW. In addition, Energias do Brasil is studying the viability of 10 new small hydro plants with a total potential installed capacity of 330.5MW in the states of de Goiás, Minas Gerais, Espírito Santo e Mato Grosso do Sul.

Trading and Supply

Clients	2006	2005	Δ 06/05
Number of clients	52	46	13.0%

Electricity Sales (GWh)	2006	2005	Δ 06/05
Liberalised Clients	5,509	3,812	44.5%
Distribution Companies	1,193	2,567	-53.5%

Total	6,702	6,379	5.1%

•	Volumes sold by our trading and supply company, Enertrade, increased 5,1%, following higher number of clients and the subsequent volumes increase.

•

During the last months, Enertrade was able to capture clients of Energias do Brasil DisCos that are switching from the regulated market to the free market, securing Energias do Brasil’s client base. Volumes supplied to final clients increased 44.5% YoY.

•

Volumes traded to Energias do Brasil’s distribution subsidiaries decreased 53.5%, since the new regulatory framework does not allow the trading of electricity through “self-dealing” (companies within the same group). Therefore, “self-dealing” contracts cannot be renegotiated upon maturity. Enertrade continues to follow is policy based in low risk for commercial and energy contracts.

•

Overall, despite the increase in volumes sold, gross profit of Enertrade decreased 14.4% as a result of the end of some self-dealing contracts, which was not completely offset by the new contracts with final clients at a lower margin.

Brazil: Energias do Brasil

Income Statement R$ million	Distribution				Generation				Supply				Consolidated
	2006	2005	Δ 06/05		2006	2005	Δ 06/05		2006	2005	Δ 06/05		2006	2005	Δ 06/05
Operating Revenues	4,298.7	4,249.3	1.2%		457.5	214.3	113.5%		494.7	430.5	14.9%		4,713.9	4,547.0	3.7%
Direct Activity Costs	2,649.7	2,599.4	1.9%		109.7	22.3	391.9%		437.8	364.1	20.3%		2,662.6	2,636.4	1.0%
Gross Profit	1,649.0	1,650.0	-0.1%		347.8	192.0	81.2%		56.9	66.5	-14.4%		2,051.3	1,910.6	7.4%
Gross Profit/Revenues	38.4%	38.8%	-0.5	p.p.	76.0%	89.6%	-13.6p.p.		11.5%	15.4%	-3.9	p.p.	43.5%	42.0%	1.5	p.p.
Supplies and services	284.6	262.1	8.6%		36.5	62.9	-42.1%		6.8	9.4	-28.1%		340.5	358.4	-5.0%
Personnel costs	241.2	237.5	1.5%		15.5	9.7	58.6%		5.5	2.8	94.1%		346.9	277.9	24.8%
Other operating costs / (revenues)	137.7	118.5	16.2%		19.7	(73.2)	—		41.1	0.5	8266.2%		179.0	27.4	554.6%
Operating Costs	663.5	618.2	7.3%		71.6	(0.5)	—		53.4	12.7	320.1%		866.4	663.7	30.5%
EBITDA	985.5	1,031.8	-4.5%		276.2	192.5	43.5%		3.6	53.8	-93.4%		1,184.8	1,246.9	-5.0%
EBITDA / Revenues	22.9%	24.3%	-1.4	p.p.	60.4%	89.8%	-29.4	p.p.	0.7%	12.5%	-11.8	p.p.	25.1%	27.4%	-2.3	p.p.
Provisions for risks and contigencies	19.3	(2.3)	—		0.0	(0.0)	—		—	—	—		19.4	(2.3)	—
Depreciation and amortization	228.6	209.9	8.9%		41.7	15.4	170.4%		0.3	0.3	-1.0%		282.7	239.8	17.9%
Comp. of subsidised assets’ depreciation	(24.2)	(20.5)	-17.7%		—	—	—		—	—	—		(24.2)	(20.5)	-17.7%
EBIT	761.6	844.8	-9.8%		234.5	177.1	32.4%		3.2	53.4	-93.9%		906.9	1,029.9	-11.9%
EBIT / Revenues	17.7%	19.9%	-2.2	p.p.	51.2%	82.6%	-31.4	p.p.	0.7%	12.4%	-11.8	p.p.	19.2%	22.7%	-3.4	p.p.

Employees	2,858	3,277	-419		242	282	-40		16	15	+1		3,167	3,625	-458

•

In 2006, EBITDA of Energias do Brasil decreased 5.0% following the negative contribution of the distribution and supply activity, that was offset by the increase of the EBITDA in the generation activity in 43,5%, as a result of the unbundling process and the start-up of Peixe Angical and the forth unit of Mascarenhas hydro plant. The EBITDA of distribution was affected by negative tariff deviations (R$205m in 2006 vs - R$39m in 2005). The EBITDA of liberalized supply decreased 93.4% following the end of “self-dealing” contracts.

•	Operating costs of Energias do Brasil increased 30.5% explained by:

i) a rise in personnel costs, which mainly reflects (a) one-off provision of expects total costs related to lay-offs in the redundancy plan (R$52m). The Redundancy Plan (RP), one of the steps in the “Vanguard Project”, intends to adjust the company’s human resources. The number of acceptances to the RP totalled 651 employees (19% of the Group’s current number of employees) and considering the necessary replacements, it will imply a net number of lay-offs close to 16% by the end of 2007. The implementation of this programme in the 1H2006 implied that the number of employees in 2006 decreased 458 YoY and (b) the annual average salary rise of 7%;

ii) In order to reduce the commercial and technical losses of the distribution grid, Energias do Brasil is investing in a specific programme focused on improvements in metering procedures, inspections of consuming units, fraud detection and the regularization of clandestine connections. This programme lead to higher costs with supplies and services in Distribution activity (R$22.7m).

iii) a rise in other operating costs reflecting an increase of regulatory costs in the Distribution activity and a provision for potential losses at the level of the liberalised supply activity (R$ 20M) regarding a divergence of opinion with the regulator about the terms of the supply contract with Ampla. This provision had already been created at EDP Group consolidated accounts and has therefore no impact in EDP Group 2006 results. It is important to highlight that in 2005 this item was positive impacted by a reversion of a R$90m provision which was related with the possible asset devaluation of Lajeado project.

•

In 2006, regulatory assets of Energias do Brasil decrease 8.6%, maintaining the trend from last quarters. This decrease follows a reduce in values to receive from rationing losses that more than offset an increase in tariff deviations

Income Statements

Income Statement by Business Area

2006 (€ m)	Generation Iberia	Supply Iberia	NEO-Renewables	Cogen. Iberia	Distribution Iberia	Gas Iberia	Energias do Brasil	Telecoms	Other & Adjustments	EDP Group
Electricity Sales	2,631.2	808.7	203.1	48.3	4,354.8	99.3	1,709.1	—	(870.1)	8,984.5
Other Sales	9.3	19.8	42.3	13.8	3.0	966.1	0.0	15.7	(4.5)	1065.6
Services Provided	13.6	36.5	3.6	2.0	58.7	63.0	17.2	153.1	(47.9)	299.8
Operating Revenues	2,654.1	865.0	249.1	64.0	4,416.5	1,128.4	1,726.3	168.8	(922.5)	10,349.8
Electricity & Gas	258.3	912.7	0.2	0.6	3,026.8	104.6	961.6	—	(884.0)	4,380.7
Fuel	837.5	20.3	21.7	40.2	1.2	17.3	—	—	29.2	967.4
Materials and goods for resale	25.3	33.2	25.4	6.3	13.8	780.3	13.5	14.6	(69.1)	843.3
Direct Activity Costs	1,121.1	966.2	47.3	47.1	3,041.8	902.2	975.1	14.6	(923.9)	6,191.4
Gross Profit	1,533.1	(101.2)	201.8	17.0	1,374.6	226.3	751.2	154.2	1.5	4,158.5
Gross Profit/Revenues	57.8%	-11.7%	81.0%	26.5%	31.1%	20.1%	43.5%	91.3%	-0.2%	40.2%
Supplies and services	127.7	44.1	30.7	11.1	293.7	44.5	124.7	123.7	(58.9)	741.4
Personnel costs	113.1	10.8	14.0	0.8	210.4	27.1	98.2	21.4	89.3	585.1
Costs with social benefits	39.0	0.5	0.1	0.0	98.3	0.4	28.8	0.6	(5.4)	162.3
Concession fees	3.7	0.0	—	—	211.4	—	5.2	—	0.0	220.4
Other operating costs (or revenues)	38.1	(16.0)	10.2	(13.1)	(11.1)	9.5	60.4	3.5	62.4	143.9
Operating costs	321.6	39.5	54.9	(1.2)	802.8	81.5	317.3	149.1	87.5	1,853.0
EBITDA	1,211.5	(140.7)	146.9	18.2	571.8	144.8	433.9	5.1	(86.0)	2,305.4
EBITDA/Revenues	45.6%	-16.3%	59.0%	28.4%	12.9%	12.8%	25.1%	3.0%	9.3%	22.3%
Provisions for risks and contigencies	19.5	(6.3)	12.1	0.1	61.1	-2.7	7.1	(1.5)	5.2	94.6
Depreciation and amortisation	325.9	7.3	77.6	7.5	360.7	40.0	103.5	40.6	96.3	1059.6
Comp.of subsidised assets’ depreciation	(2.6)	—	(0.5)	(0.0)	(86.1)	(2.8)	(8.8)	—	(0.9)	(101.8)
EBIT	868.7	(141.6)	57.7	10.6	236.1	110.2	332.1	(34.0)	(181.4)	1,253.0
EBIT/Revenues	32.7%	-16.4%	23.1%	16.5%	5.3%	9.8%	19.2%	-20.2%	19.7%	12.1%
Capital gains/(losses)	0.0	—	0.0	—	—	105.3	—	0.8	(101.3)	4.8
Financial income/(expense)	(38.9)	(18.7)	(66.8)	(3.8)	(59.4)	23.7	(92.1)	(20.9)	69.6	(207.4)
Income/(losses) from group and associated con	11.9	—	3.8	—	—	1.9	0.0	—	227.7	245.3
Pre-tax profit	841.7	(160.4)	(5.3)	6.8	176.7	241.1	240.1	(54.1)	14.5	1,295.8
Income Taxes & Deferred Taxes	222.7	(48.1)	(26.2)	2.7	37.9	36.3	65.2	3.0	(27.6)	265.9
Discontinued Activities	—	—	—	—	—	—	—	—	—	(12.8)
Minority interests	6.1	(1.5)	0.8	(0.1)	0.0	35.5	12.2	(0.1)	23.3	76.3
Net Profit	612.9	(110.7)	20.1	4.1	138.7	169.3	162.6	(57.0)	18.8	940.8

Income Statement by Business Area

2005 (€ m)	Generation Iberia	Supply Iberia	NEO - Renewables	Cogen. Iberia	Distribution Iberia	Gas Iberia	Energias do Brasil	Telecoms	Other & Adjustments	EDP Group
Electricity Sales	2,860.9	868.3	104.7	63.5	3,855.9	63.4	1,468.4	—	(700.7)	8,584.4
Other Sales	8.0	3.2	21.0	22.1	3.2	607.2	0.0	6.4	(6.8)	664.3
Services Provided	(55.1)	8.1	1.9	0.9	61.5	46.8	35.2	272.0	57.0	428.3
Operating Revenues	2,813.8	879.5	127.6	86.6	3,920.5	717.4	1,503.7	278.4	(650.5)	9,677.0
Electricity & Gas	234.8	1,083.9	2.1	0.9	2,612.8	74.9	858.6	—	(646.1)	4,222.0
Fuel	1,014.9	—	15.9	54.3	0.5	24.0	—	—	(5.9)	1,103.7
Materials and goods for resale	19.5	5.6	11.1	1.0	10.6	429.9	13.2	5.8	(9.2)	487.5
Direct Activity Costs	1,269.2	1,089.5	29.0	56.3	2,623.9	528.8	871.8	5.8	(661.2)	5,813.2
Gross Profit	1,544.5	(209.9)	98.5	30.3	1,296.6	188.6	631.8	272.6	10.7	3,863.8
Gross Profit/Revenues	54.9%	-23.9%	77.2%	35.0%	33.1%	26.3%	42.0%	97.9%	-1.6%	39.9%
Supplies and services	133.3	36.2	22.0	11.0	304.5	37.9	118.5	211.1	(57.7)	816.8
Personnel costs	110.1	9.8	5.0	0.7	215.3	24.3	89.0	42.4	49.3	546.0
Costs with social benefits	28.3	0.5	0.2	0.0	129.9	0.4	2.9	0.8	37.3	200.3
Concession fees	3.8	0.0	0.7	—	201.4	—	3.1	—	—	209.0
Other operating costs (or revenues)	(39.7)	3.4	4.9	(1.1)	(13.1)	2.6	6.0	0.7	80.6	44.2
Operating costs	235.8	49.9	32.9	10.6	838.1	65.2	219.5	254.9	109.4	1,816.3
EBITDA	1,308.8	(259.8)	65.7	19.7	458.6	123.4	412.3	17.6	(98.7)	2,047.5
EBITDA/Revenues	46.5%	-29.5%	51.5%	22.7%	11.7%	17.2%	27.4%	6.3%	15.2%	21.2%
Provisions for risks and contigencies	(1.2)	6.8	(0.0)	(0.0)	5.4	0.2	(0.8)	(4.8)	6.9	12.5
Depreciation and amortisation	292.6	8.7	29.7	10.3	364.8	36.8	79.3	87.7	86.8	996.6
Comp.of subsidised assets’ depreciation	(4.7)	—	(0.4)	(0.1)	(82.0)	(3.0)	(6.8)	(0.0)	(0.7)	(97.6)
EBIT	1,022.1	(275.3)	36.4	9.4	170.3	89.5	340.6	(65.2)	(184.8)	1,136.1
EBIT/Revenues	36.3%	-31.3%	28.5%	10.8%	4.3%	12.5%	22.7%	-23.4%	28.4%	11.7%
Capital gains/(losses)	0.2	0.1	0.0	0.0	2.0	1.2	—	29.4	459.0	492.0
Financial income/(expense)	(46.7)	(8.2)	(20.5)	(2.0)	(36.3)	(0.2)	(97.1)	(33.2)	(155.0)	(399.3)
Income/(losses) from group and associated com	12.9	—	2.6	—	—	0.6	(0.0)	—	19.2	35.3
Pre-tax profit	988.5	(283.5)	18.5	7.4	136.0	91.1	243.5	(69.0)	138.4	1,264.2
Income Taxes & Deferred Taxes	300.8	(88.5)	7.2	2.7	13.4	26.0	60.9	49.1	(219.4)	152.2
Discontinued Activities	—	—	—	—	—	—	—	—	—	—
Minority interests	1.8	0.0	1.0	0.0	(0.2)	32.4	1.7	(0.0)	4.3	40.9
Net Profit	685.9	(195.0)	10.3	4.8	122.9	32.8	180.9	(118.1)	353.6	1,071.1

Annex

EDP Iberian installed capacity & electricity generation

Installed Capacity - MW	2006	2005	Δ MW
PORTUGAL	9,078	8,921	157

Conventional Regime	8,584	8,584	-0
Binding Generation	7,164	7,164	-0

Hydroelectric (PES)	4,094	4,095	-0
Thermoelectric (PES)	3,070	3,070	—
Coal
Sines	1,192	1,192	—
Fuel oil / Natural Gas
Setúbal	946	946	—
Carregado	710	710	—
Barreiro	56	56	—
Diesel
Tunes	165	165	—

Non-Binding Generation	1,420	1,420	—

Small-Hydro (NBES)	244	244	—
CCGT
Ribatejo	1,176	1,176	—

Special Regime	494	337	157
Small-Hydro	66	66	—
Cogeneration	111	111	—
Wind (1)	313	151	162
Biomass	5	9	-5

SPAIN	3,374	2,876	498

Conventional Regime	2,492	2,492	—
Hydroelectric	426	426	—
Thermoelectric	1,910	1,910	—
Coal
Aboño	878	878	—
Soto de Ribera	645	645	—
CCGT
Castejón	387	387	—
Nuclear
Trillo	156	156	—

Special Regime	882	385	498
Small-Hydro	3	3	—
Cogeneration	37	39	-2
Wind (1)	760	266	494
Waste	79	69	9
Biomass	4	7	-3

Electricity Generation	2006	2005	Δ GWh
PORTUGAL	28,543	25,236	3,307

Conventional Regime	27,112	24,076	3,036
Binding Generation	20,888	18,824	2,064

Hydroelectric (PES)	9,574	4,279	5,295
Thermoelectric (PES)	11,314	14,545	-3,231
Coal
Sines	9,694	9,590	104
Fuel oil / Natural Gas
Setúbal	1,235	3,556	-2,321
Carregado	239	1,162	-922
Barreiro	145	220	-75
Diesel
Tunes	1	17	-17

Non-Binding Generation	6,224	5,252	972

Small-Hydro (NBES)	496	164	332
CCGT
Ribatejo	5,728	5,088	640

Special Regime	1,431	1,160	271
Small-Hydro	193	90	103
Cogeneration	726	670	55
Wind (1)	483	348	135
Biomass	29	51	-23

SPAIN	15,485	16,500	-1,014

Conventional Regime	13,583	15,373	-1,789
Hydroelectric	846	847	-1
Thermoelectric	11,546	13,273	-1,727
Coal
Aboño	5,966	6,819	-853
Soto de Ribera	3,888	4,345	-457
CCGT
Castejón	1,692	2,109	-416
Nuclear
Trillo	1,192	1,252	-61

Special Regime	1,902	1,127	775
Small-Hydro	2	5	-3
Cogeneration	131	210	-79
Wind	1,419	523	896
Waste	343	370	-28
Biomass	7	20	-13

(1)	Installed capacity that contributed to the revenues in the period.

Electricity Distribution and Supply in Portugal

Electricity Distributed (GWh)	2006	2005	Δ 06/05
Energy Delivered to Distribution	48,634	47,268	2.9%
Sales to EDP power plants	(25)	(22)	-13.7%
Own consumption - distribution	(26)	(25)	-4.0%
Distribution losses	(3,169)	(3,437)	7.8%

Total Electricity Sales (1)	45,414	43,784	3.7%

Electricity Sales - Regulated Syst.	38,253	34,164	12.0%
VHV (Very high voltage)	1,377	1,265	8.9%
HV (High voltage)	5,358	5,148	4.1%
MV (Medium voltage)	8,589	5,091	68.7%
SLV (Special low voltage)	2,308	2,347	-1.7%
LV (Low voltage)	19,222	19,013	1.1%
PL (Public lighting)	1,399	1,299	7.7%
Electricity Sales - Non-regulated Syst.	7,161	9,621	-25.6%
EDP	4,037	6,314	-36.1%
Non-EDP	3,124	3,306	-5.5%

Electricity Sales (€ m)	2006	2005	Δ 06/05
VHV (Very high voltage)	64.8	57.5	12.7%
HV (High voltage)	290.4	265.0	9.6%
MV (Medium voltage)	713.7	419.2	70.2%
SLV (Special low voltage)	252.1	228.5	10.3%
LV (Low voltage)	2,572.0	2,490.0	3.3%
PL (Public lighting)	105.6	93.0	13.6%
Interruptibility Discounts	-42.3	-36.0	-17.2%
Tariff Correction Discounts	—	0.0	—
2006 Tariff Deficit Recognition	124.9	—	—
Invoiced Sales - Regulated Syst.	4,081.2	3,517.1	16.0%
Invoiced Sales - Non-regulated Syst.	181.8	220.5	-17.5%

Electricity Revenues	4,263.1	3,737.6	14.1%

Electricity Consumers (2)	2006	2005	Δ 06/05
Electricity Sales - Regulated Syst.	5,961,697	5,894,139	67,558
VHV (Very high voltage)	20	16	4
HV (High voltage)	182	157	25
MV (Medium voltage)	19,955	16,600	3,355
SLV (Special low voltage)	25,118	22,036	3,082
LV (Low voltage)	5,869,451	5,809,699	59,752
PL (Public lighting)	46,971	45,631	1,340
Electricity Sales - Non-regulated Syst.	26,199	13,226	12,973
EDP	22,586	9,212	13,374
Non-EDP	3,613	4,014	-401

Total Electricity Consumers	5,987,896	5,907,365	80,531

% Change YoY			1.4%

(1)	Figures presented include sales to EDP Group for final consumption

(2)	Figures presented include EDP Group companies

EDP Wind Capacity in Spain (NEO Energía)

Wind Farms in 2006	% NEO	Installed Capacity			Consolidation Method	Company	Date of Entry
		100%	% Held (1)	Consol.
SPAIN
P.E. Enix	5%	13	1	—	Equity	Genesa	< 2003
P.E. Monte de las Navas	5%	49	2	—	Equity	Genesa	< 2003
P.E. Altos de Voltoya	31%	62	15	—	Equity	Genesa	< 2003
P.E. Sierra del Madero	42%	47	16	—	Equity	Genesa	< 2003
P.E. Arlanzón	78%	34	21	34	Full	Genesa	2003
P.E. Cantábrico	100%	65	52	65	Full	Genesa	2003
P.E. Campollano	75%	124	74	124	Full	Genesa	2004
P.E. Las Lomillas	50%	50	20	25	Proportional	Genesa	2005
P.E. La Sotonera	65%	19	10	19	Full	Genesa	2005
P.E. Boquerón	100%	22	18	22	Full	Genesa	2006
P.E. Belchite	100%	50	40	50	Full	Genesa	2006
P.E. Brújula	85%	73	50	73	Full	Genesa	2006
P.E. Hoya Gonzalo	49%	50	19	24	Proportional	Genesa	2006
P.E. Sierra de Baos y Pumar (Fase I)	100%	31	24	31	Full	Genesa	2006
P.E. Belmonte	30%	35	8	—	Equity	Genesa	2006
P.E. Era del Pico	60%	12	6	12	Full	Genesa	2006
P.E. Pesur	17%	20	3	—	Equity	Desa	< 2003
P.E. Estrecho	17%	10	2	—	Equity	Desa	< 2003
P.E. Juan Grande	45%	20	9	—	Equity	Desa	< 2003
P.E. Zas	97%	24	23	24	Full	Desa	< 2003
P.E. Corme	95%	18	17	18	Full	Desa	< 2003
P.E. Tahivilla	100%	30	30	30	Full	Desa	< 2003
P.E. Buenavista	100%	8	8	8	Full	Desa	< 2003
P.E. Llanos Esquina	100%	6	6	6	Full	Desa	< 2003
P.E. La Celaya	100%	29	29	29	Full	Desa	2004
P.E. Monseivane	100%	41	41	41	Full	Desa	2004
P.E. Santa Quiteria	63%	36	23	36	Full	Desa	2004
P.E. Rabosera	95%	31	30	31	Full	Desa	2005
P.E. Loma de los Aviadores	100%	6	6	6	Full	Desa	2006
P.E. Ponte Rebordelo	100%	40	40	40	Full	Desa	2006
P.E. La Risa	100%	12	12	12	Full	Desa	2006
P.E. Borja 1	50%	16	8	—	Proportional /Acquired Dec-06	Ceasa	< 2003
P.E. Puntaza de Remolinos	50%	12	6	—	Proportional / Acquired Dec-06	Ceasa	< 2003
P.E. Planas de Pola	50%	36	18	—	Proportional / Acquired Dec-06	Ceasa	< 2003
P.E. Borja 2	50%	22	11	—	Proportional / Acquired Dec-06	Ceasa	< 2003
P.E. Boquerón	50%	50	25	—	Proportional / Acquired Dec-06	Ceasa	< 2003
P.E. Rabinaldo	60%	9	5	—	Full / Acquired Dec-06	Agrupación Eólica	< 2003
P.E. Campo de Borja	76%	2	2	—	Full / Acquired Dec-06	Agrupación Eólica	< 2003
P.E. Molino de Caragüeyes	80%	1	1	—	Full / Acquired Dec-06	Agrupación Eólica	2004

SPAIN		1,213	730	760

(1)	MW in accordance with % held were adjusted for the fact that Neo has an 80% stake in Genesa.

EDP Wind Capacity in Portugal & France (NEO Energía)

Wind Farms in 2006	% NEO	Installed Capacity			Consolidation Method	Company	Date of Entry
		100%	% Held	Consol.
PORTUGAL
P.E. Fonte da Mesa	100%	10	10	10	Full	Enernova	< 2003
P.E. Cadafaz	100%	10	10	10	Full	Enernova	< 2003
P.E. Cabeço da Rainha	100%	16	16	16	Full	Enernova	< 2003 / 2003
P.E. Pena Suar	100%	16	16	16	Full	Enernova	< 2003 / 2005
P.E. Bolores	100%	5	5	5	Full	Enernova	2003
P.E. Serra do Barroso	70%	18	13	18	Full	Enernova	2003
P.E. Padrela/Soutelo	70%	8	5	8	Full	Enernova	2004
P.E. Açor	100%	20	20	20	Full	Enernova	2004
P.E. Mosteiro	100%	9	9	9	Full	Enernova	2004
P.E. Fonte da Quelha	100%	14	14	14	Full	Enernova	2004 / 2005
P.E. Alto do Talefe	100%	14	14	14	Full	Enernova	2004 / 2005
P.E. Vila Nova	100%	26	26	26	Full	Enernova	2004 / 2005
P.E. Amaral	100%	10	10	10	Full	Enernova	2004 / 2005
P.E. Alagoa de Cima	40%	14	5	—	Equity	Enernova	2005
P.E. Caldas 1	100%	10	10	10	Full	Enernova	2005
P.E. Fanhões	100%	16	16	16	Full	Enernova	2005 / 2006
P.E. Pó	100%	9	9	9	Full	Enernova	2006
P.E. Abogalheira	100%	3	3	3	Full	Enernova	2006
P.E. Serra d’El Rei	100%	22	22	22	Full	Enernova	2006
P.E. Madrinha	100%	10	10	10	Full	Enernova	2006
P.E. Ortiga	100%	12	12	12	Full	Enernova	2006
P.E. Safra	100%	27	27	27	Full	Enernova	2006
P.E. Coentral	100%	15	15	15	Full	Enernova	2006
P.E. Sobral 2 - 1[a] Fase (Tecneira)	100%	8	8	8	Full	Enernova	2006
P.E. Arruda 1	100%	6	6	6	Full	Enernova	2006

PORTUGAL		326	311	313

IBERIA		1,539	1,041	1,073

FRANCE
P.E. Le Gollot	100%	10	10	10	Full		2006
P.E. Keranfouler	100%	9	9	9	Full		2006
P.E. Gueltas	100%	9	9	—	Full / Acquired Dec-06		2005

FRANCE		29	29	20

TOTAL		1,568	1,069	1,093

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name: António Luís Guerra Nunes Mexia Title: Chief Executive Officer